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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT
PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL ROYALTY CORPORATION
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

7293275 CANADA INC.

a wholly-owned direct subsidiary of

FRANCO-NEVADA CORPORATION
(Bidder)

Common Shares
(Title of Class of Securities)

460277106
(CUSIP Number of Class Securities)

Sharon Dowdall
Chief Legal Officer and Corporate Secretary
Franco-Nevada Corporation
Exchange Tower
130 King Street West, Suite 740
P.O. Box 467
Toronto, Ontario M5X 1E4
(416) 306-6300
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Adam Givertz, Esq. Shearman & Sterling LLP 199 Bay Street Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484	Jonathan Lampe, Esq. Goodmans LLP 250 Yonge Street Suite 2400, Box 24 Toronto, Ontario M5B 2M6 (416) 979-2211

December 14, 2009
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$622,232,416	$34,721

(1)
Estimated solely for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding common shares of International Royalty Corporation (the "Shares"), other than Shares owned by Franco-Nevada Corporation, at a purchase price of Cdn$6.75 per Share, converted to United States dollars at an exchange rate of US$1.00 = Cdn$1.0519, which is the inverse of the Bank of Canada's noon buying rate for Canadian dollars on December 10, 2009. The number of Shares outstanding on a fully diluted basis assuming exercise of all options for Shares is estimated to be 100,890,856 Shares, of which 3,924,000 Shares are owned by Franco-Nevada Corporation. As a result, this calculation assumes the purchase of 96,966,856 Shares.

(2)
The amount of the filing fee has been calculated in accordance with General Instruction II.C to Schedule 14D-1F and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No:
Filing Party:
Form:	Date Filed:

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

        Letter to holders of common shares of International Royalty Corporation, Offer to Purchase and Circular, dated December 14, 2009, as well as the related Letter of Transmittal and Notice of Guaranteed Delivery and Advertisement published in The Globe and Mail on December 14, 2009.

Item 2.    Informational Legends

        See "Notice to Shareholders in the United States" in the Offer to Purchase and Circular.

Franco-Nevada Corporation Exchange Tower 130 King Street West Suite 740, P.O. Box 467 Toronto, Ontario M5X 1E4 Phone 416-306-6300 Facsimile 416-306-6330 www.franco-nevada.com

December 14, 2009

Dear International Royalty Corporation Shareholder,

On behalf of the board of directors and management of Franco-Nevada Corporation, I am enclosing Franco-Nevada Corporation's offer to purchase all of the outstanding common shares of International Royalty Corporation, which provides you with a compelling opportunity to realize the value inherent in your IRC common shares.

If our offer is completed, you will receive C$6.75 in cash for each of your IRC common shares, which represents a substantial premium for your IRC common shares of approximately:

  •
  43% over the closing price of the IRC common shares on the TSX on the last trading day immediately before our announcement of our intention to make the Offer;

  •
  54% over the volume weighted average trading price of the IRC common shares on the TSX for the 20 trading days immediately before that announcement;

  •
  44% over the closing price of the IRC common shares on the AMEX on the last trading day immediately before that announcement;

  •
  52% over the volume weighted average trading price of the IRC common shares on the AMEX for the 20 trading days immediately before that announcement.

Our offer is subject to certain conditions, including IRC, following December 6, 2009, not having entered into, and not having announced any intention to enter into, any agreement in respect of any take-over bid (other than our Offer), merger, amalgamation, statutory arrangement, business combination or other similar transaction.

Our offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010, unless it is withdrawn or extended.

I urge you to carefully consider our offer and to accept our offer using any of the mechanisms described in the accompanying circular, letter of transmittal and notice of guaranteed delivery. If you have any questions as to how to tender your IRC common shares please contact Kingsdale Shareholder Services Inc. at either of the following numbers:

  •
  North America (toll-free): 1-877-659-1818

  •
  Outside North America (call collect): 1-416-867-2272

Yours truly,

FRANCO-NEVADA CORPORATION

(signed) David Harquail
Chief Executive Officer

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

December 14, 2009

7293275 CANADA INC.

a wholly-owned, direct subsidiary of

FRANCO-NEVADA CORPORATION

OFFER TO PURCHASE FOR CASH

any and all of the issued and outstanding Common Shares of

INTERNATIONAL ROYALTY CORPORATION

for

C$6.75 in cash for each Common Share

7293275 Canada Inc. (the "Offeror"), a wholly-owned, direct subsidiary of Franco-Nevada Corporation ("Franco-Nevada"), hereby offers (the "Offer") to purchase, at a purchase price of $6.75 in cash per share (the "Offer Price"), any and all of the issued and outstanding common shares in the capital of International Royalty Corporation ("IRC") (other than common shares of IRC owned or controlled by the Offeror or any of its affiliates) together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of IRC, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of IRC (the "Shareholder Rights Plan"), including Common Shares that may become issued and outstanding after the date of this Offer upon the exercise, conversion, exchange or settlement of any securities of IRC (including outstanding options to acquire Common Shares ("Options") granted under the stock option plan of IRC, as amended from time to time, as of the date of the Offer (the "Stock Option Plan"), but excluding the SRP Rights). The Offer Price is subject to adjustment in the case of payment by IRC of certain dividends. See Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens".

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010 (the "Expiry Time"), unless withdrawn or extended.

The Depositary for the Offer is:	The Information Agent the Offer is:
COMPUTERSHARE INVESTOR SERVICES INC.	KINGSDALE SHAREHOLDER SERVICES INC.
The Dealer Managers for the Offer are:
In Canada	In the United States
BMO NESBITT BURNS INC.	BMO CAPITAL MARKETS CORP.

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IRC-T" and on the NYSE Amex Equities Stock Exchange (the "AMEX") under the symbol "ROY". On December 4, 2009, the last trading day prior to the announcement of the Offeror's intention to make the Offer, the closing price of the Common Shares on the TSX was $4.71 and on the AMEX was US$4.45. The Offer represents a premium of approximately 43% over the closing price of Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 54% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer. The Offer also represents a premium of approximately 44% over the closing price of Common Shares on the AMEX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 52% over the volume weighted average trading price of the Common Shares on the AMEX for the 20 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer (using a Bank of Canada noon rate on December 4, 2009 of 0.9508).

The Offer is subject to certain conditions, including, without limitation (i) the Shareholder Rights Plan being waived, invalidated or cease traded, (ii) Franco-Nevada (directly or through one or more affiliates, including the Offeror) not having entered into an agreement with IRC that contemplates the acquisition, directly or indirectly, of 100% of the Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates) in a transaction required to be approved by Shareholders, (iii) none of IRC or any of its Subsidiaries, following December 6, 2009, having entered into, or having announced any intention to enter into, any agreement in respect of any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, business combination or other similar transaction, and (iv) the Offeror having determined that there shall not exist and shall not have occurred any change, condition, event, circumstance, development, occurrence or state of facts which, in the sole discretion of the Offeror, is or may be a Material Adverse Effect. These conditions and the other conditions of the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

If Common Shares validly deposited under the Offer are taken up and paid for, the Offeror intends, subject to applicable law, to acquire, directly or indirectly, all outstanding Common Shares not deposited under the Offer by way of a "Compulsory Acquisition" or a "Subsequent Acquisition Transaction", as described in Section 6 of the Circular, "Acquisition of Common Shares Not Deposited". The terms of any such transaction will provide that each issued and outstanding Common Share will entitle its holder (an "IRC Shareholder" or "Shareholder") to receive the same consideration paid to IRC Shareholders under the Offer.

The Offeror has engaged Computershare Investor Services Inc. to act as depositary (the "Depositary") and Kingsdale Shareholder Services Inc. to act as the information agent (the "Information Agent") under the Offer.

IRC Shareholders wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (which is printed on green paper) or a manually executed facsimile thereof and deposit it, together with certificate(s) representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary shown on the Letter of Transmittal and on the back cover of this document, all in accordance with the transmittal instructions in the Letter of Transmittal. The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Book-Entry Transfer".

Alternatively, an IRC Shareholder wishing to deposit such Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis may deposit such Common Shares by following the procedures for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (which is printed on blue paper) or a manually executed facsimile thereof, depositing it and all other documents required by the Notice of Guaranteed Delivery at the office of the Depositary shown on the Notice of Guaranteed Delivery and on the back cover of this document, all in accordance with the instructions in the Notice of Guaranteed Delivery.

2

Questions and requests for assistance may be directed to the Depositary, the Information Agent or BMO Nesbitt Burns Inc. (in Canada) and BMO Capital Markets Corp. (in the United States) (collectively, the "Dealer Managers"), and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary, the Information Agent or the Dealer Managers at their offices and telephone numbers shown in the Letter of Transmittal and on the back cover of this document. Questions and requests for assistance may be directed to the Information Agent at 1-877-659-1818 (toll-free) or 416-867-2272 (outside North America). Additionally, copies of this document and related materials may also be found under IRC's profile at www.sedar.com.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable law. See Section 12 of the Offer, "Market Purchases of Common Shares".

Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a foreign issuer, and while the offer is subject to disclosure requirements of the country in which the subject company is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the subject company is incorporated in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the offer, or of the issuer's related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

NOTICE TO HOLDERS OF OPTIONS AND OTHER SECURITIES

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of Options does not exercise those Options and deposit the resulting Common Shares under the Offer prior to the Expiry Time, such Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their terms and conditions. See Section 6 of the Circular, "Acquisition of Common Shares Not Deposited".

3

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On December 11, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was C$1.00 = US$0.9447.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Circular, including statements made under Section 6, "Acquisition of Common Shares Not Deposited", Section 7, "Purpose of the Offer and Plans for IRC" and Section 11, "Source of Funds", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "targets", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements are based on estimates and assumptions made by the Offeror and Franco-Nevada in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and Franco-Nevada believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, general business and economic conditions; the possibility that certain conditions of the Offer may not be satisfied; the ability to integrate the operations of IRC; the ability to realize upon any anticipated growth prospects and potential synergies; the timing and receipt of governmental approvals necessary to complete the Offer; the ability to make and/or complete the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; the ability to attract and retain IRC's key employees following the acquisition; the ability to carry out Franco-Nevada's plans for IRC; legislative and/or regulatory changes; and other risk factors relating to Franco-Nevada that are discussed in greater detail in Franco-Nevada's filings with the Canadian Securities Regulatory Authorities, including its Annual Information Form dated March 23, 2009 for the fiscal year ended December 31, 2008, its Annual Report for the fiscal year ended December 31, 2008, and its interim financial statements for the nine months ended September 30, 2009. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular. The Offeror and Franco-Nevada disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent required by applicable law.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to IRC Shareholders in any such jurisdiction.

4

i

GLOSSARY

In the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular:

"Acquiring Person" has the meaning ascribed thereto in Section 5 of the Circular, "Shareholder Rights Plan";

"affiliate" has the meaning contemplated by the Securities Act (Ontario), as amended;

"Agent's Message" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"ARC" means an Advance Ruling Certificate under Section 102 of the Competition Act;

"associate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

"AMEX" means the NYSE Amex Equities Stock Exchange;

"Book-Entry Confirmation" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Business Day" means any day other than a Saturday, Sunday or statutory holiday in a province or territory in Canada, except as otherwise provided for herein;

"Canadian Securities Regulatory Authorities" means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

"CBCA" means the Canada Business Corporations Act, as amended;

"CDS" means CDS Clearing and Depository Services Inc.;

"CDSX" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Circular" means the take-over bid circular accompanying the Offer and forming part hereof;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Commissioner" has the meaning ascribed thereto in Section 14 of the Circular, "Regulatory Matters";

"Common Shares" means issued and outstanding common shares in the capital of IRC together with the associated SRP Rights;

"Competition Act" means the Competition Act (Canada), as amended;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Common Shares Not Deposited";

"Court" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Common Shares Not Deposited";

"Dealer Managers" means collectively, BMO Nesbitt Burns Inc. (in Canada) and BMO Capital Markets Corp. (in the United States);

"Depositary" means Computershare Investor Services Inc., at its office specified in the Letter of Transmittal;

"DTC" means The Depository Trust Company;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program, a member of the Stock Exchange Medallion Program or a member of the New York Exchange Inc. Medallion Signature Program, where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Time" means 8:00 p.m. (Toronto time) on January 19, 2010, unless the Offer is withdrawn or is extended (pursuant to Section 5 of the Offer, "Variation of Terms or Change in Information in the Offer or Circular"), in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

"Franco-Nevada" means Franco-Nevada Corporation, a corporation existing under the laws of Canada;

"fully-diluted basis" means with respect to the number of outstanding Common Shares at any time, such number of outstanding Common Shares calculated assuming that all outstanding Options, and any other options, rights or securities to acquire Common Shares are exercised, converted, exchanged or settled, but excluding the Common Shares issuable upon exercise of the SRP Rights;

"Governmental Entity" means: (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies; or (d) any national securities exchange, any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization;

"Information Agent" means Kingsdale Shareholder Services Inc., the information agent in respect of the Offer;

"insider" has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

"IRC" means International Royalty Corporation, a corporation existing under the laws of Canada;

"IRC Shareholders" or "Shareholders" means holders of Common Shares, and "IRC Shareholder" or "Shareholder" means any one of them;

"IRS" means the U.S. Internal Revenue Service;

"Letter of Transmittal" means, in respect of the Common Shares, a letter of transmittal accepting the Offer in the form printed on green paper accompanying the Offer and Circular;

"Material Adverse Effect" means any condition, event, circumstance, change, development, occurrence or state of facts (i) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges, labour relations or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of IRC or its Subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to IRC (on a consolidated basis), or (ii) which, when considered either individually or in the aggregate, could be expected to reduce the anticipated economic value to the Offeror or Franco-Nevada of the acquisition of the Common Shares or make it inadvisable for, or impair the ability of, the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, could be materially adverse to the Offeror or Franco-Nevada or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of the Offeror or Franco-Nevada to own, operate or effect control over any material portion of the business or assets of IRC or its Subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of IRC or its Subsidiaries or would compel Franco-Nevada or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Franco-Nevada or its Subsidiaries;

"Material Contract" has the meaning ascribed thereto in clause (g) of Section 4 of the Offer, "Conditions of the Offer";

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"misrepresentation" has the meaning ascribed thereto under the Securities Act (Ontario), as amended;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form printed on blue paper accompanying the Offer and Circular;

"Offer" means the offer to purchase any and all of the issued and outstanding Common Shares made hereby to IRC Shareholders, the terms and conditions of which are set forth in the Offer Documents;

"Offer Commencement Date" means December 14, 2009;

"Offer Documents" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on the Offer Commencement Date and ending at the Expiry Time;

"Offer Price" means $6.75 in cash per Common Share;

"Offeror" means 7293275 Canada Inc., a corporation incorporated under the laws of Canada;

"Options" means the outstanding options to acquire Common Shares granted under the Stock Option Plan;

"Permitted Bid" has the meaning ascribed thereto in Section 5 of the Circular, "Shareholder Rights Plan";

"Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, trustee, association, organization, firm, syndicate, Governmental Entity or other entity of any kind or nature, except as otherwise provided for herein;

"PFIC" means a passive foreign investment company for U.S. federal income tax purposes;

"QEF" means a qualified electing fund for U.S. federal income tax purposes;

"Rights Certificates" means separate certificates evidencing the SRP Rights after the Separation Time;

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the TSX, the AMEX and the Securities Regulatory Authorities;

"Securities Laws" means any applicable Canadian provincial securities laws and any other applicable securities laws;

"Securities Regulatory Authorities" means the Canadian Securities Regulatory Authorities and the SEC;

"Separation Time" has the meaning ascribed thereto in Section 5 of the Circular, "Shareholder Rights Plan";

"Share Certificates" means certificates representing Common Shares and, where the Separation Time has occurred prior to the Expiry Time, common shares in the capital of IRC;

"Shareholder Rights Plan" means the shareholder rights plan agreement dated as of November 21, 2008 between IRC and CIBC Mellon Trust Company, as the rights agent;

"SIR" has the meaning ascribed thereto in Section 14 of the Circular, "Regulatory Matters";

"SRP Rights" means the rights issued pursuant to the Shareholder Rights Plan;

"Stock Option Plan" means the stock option plan of IRC, as amended from time to time as of the Offer Commencement Date;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of Common Shares Not Deposited";

"Subsidiary" means, with respect to any Person, any other Person of which 50% or more of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and, in the case of IRC, a "Subsidiary" shall include, without limitation, any Person that is treated as a subsidiary by IRC for purposes of its financial statements;

"Take-Over Bid" has the meaning ascribed thereto in the Shareholder Rights Plan;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Trading Day" has the meaning ascribed thereto in the Shareholder Rights Plan;

"TSX" means the Toronto Stock Exchange;

"U.S." or "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder; and

"U.S. Holder" has the meaning ascribed thereto in Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations."

"Voting Shares" has the meaning ascribed thereto in the Shareholder Rights Plan.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning IRC contained in the Offer Documents has been taken from, or is based upon, publicly available documents or records on file with Securities Regulatory Authorities and other public sources. Although the Offeror has no reason to doubt the accuracy of IRC's public filings or the information obtained from other public sources, it is not in a position to independently assess or verify the information in IRC's publicly filed documents and in other public sources. The Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by IRC to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to the Offeror. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase, at a price of $6.75 in cash per share, any and all of the issued and outstanding Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates), including the Common Shares that may become issued and outstanding after the date of this Offer upon the exercise, conversion, exchange or settlement of any securities of IRC, including the Options. The Offer Price is subject to adjustment in the case of payment by IRC of certain dividends. See Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens".

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. See Section 4 of the Circular, "Options".

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to IRC Shareholders in any such jurisdiction.

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, 8:00 p.m. (Toronto time) on January 19, 2010 (the "Expiry Time"), unless withdrawn or extended.

Shareholders wishing to accept the Offer must deposit the certificate(s) representing their Common Shares, together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal that accompanies this Offer and Circular. Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer. The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificate(s) representing its Common Shares in a timely manner or cannot comply with the procedures for delivery by book-entry transfer on a timely basis, such Shareholder may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance" using the Notice of Guaranteed Delivery.

Conditions of the Offer

Notwithstanding any other provision of the Offer, and subject to applicable laws, and in addition to (and not in limitation of) the Offeror's right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Variation of Terms or Change in Information in the Offer or Circular", the Offeror shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for Common Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", are complied with or waived by the Offeror. The Offer is conditional upon, among other things, (i) the Shareholder Rights Plan being waived, invalidated or cease traded, (ii) the Offeror (directly or through one or more affiliates) not having entered into an agreement with IRC that contemplates the acquisition, directly or indirectly, of 100% of the Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates) in a transaction required to be approved by Shareholders, (iii) none of IRC or any of its Subsidiaries, following December 6, 2009, having entered into, or having announced any intention to enter into, any agreement in respect of any take-over (other than the Offer), merger, amalgamation, statutory arrangement, business combination or other similar transaction, and (iv) the Offeror having determined that there shall not exist and shall not have occurred any change, condition, event, circumstance, development, occurrence or state of facts which, in the sole discretion of the Offeror, is or may be a Material Adverse Effect. Unless otherwise specified, all of such conditions are for the exclusive benefit of the Offeror and may be waived by it, in whole or in part, at or prior to the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror and Franco-Nevada

The Offeror is a corporation incorporated under the laws of Canada and is a wholly-owned, direct Subsidiary of Franco-Nevada. It was created solely for the purpose of making an offer for the Common Shares and has not otherwise carried on any material business or activity.

Franco-Nevada is a corporation existing under the laws of Canada. Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. The majority of Franco-Nevada's revenues are generated from a diversified portfolio of properties in the United States, Canada and Australia. The portfolio includes over 300 royalties covering properties in operation, advanced properties at the permitting, feasibility or advanced exploration stages, early stage exploration interests and other assets. Franco-Nevada is the leading gold royalty company by gold revenues, number of gold royalty interests and by free cash flow margins. See Section 1 of the Circular, "The Offeror and Franco-Nevada".

IRC

IRC is a corporation existing under the laws of Canada.

IRC is focused on acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC has acquired a royalty portfolio diversified over five continents and fifteen countries, including seventeen different commodities. The portfolio includes royalties on forty-eight exploration stage properties, twenty-one in the feasibility stage, five in the development stage, and nine currently in production (including two placed on care and maintenance by the operator). Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.

Purpose of the Offer and Plans Regarding the Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Common Shares. If the Offeror acquires at least 90% of the Common Shares (other than Common Shares held at the date of the Offer by the Offeror or an affiliate or associate (as defined in the CBCA) of the Offeror), the Offeror may acquire the remaining Common Shares pursuant to the compulsory acquisition procedures contained in Part 17 of the CBCA. If the Offeror acquires less than 90% of the Common Shares (other than Common Shares held at the date of the Offer by the Offeror or an affiliate or associate of the Offeror), the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Common Shares without the consent of the holders thereof. See Section 6 of the Circular, "Acquisition of Common Shares Not Deposited".

Reasons for the Offer

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its key business strategies include acquiring new royalties to both grow and diversify its portfolio of revenue producing royalties, as well as expose the company in the longer-term to new exploration discoveries on large land positions on prospective mineral belts. Franco-Nevada believes that the acquisition of IRC's portfolio of royalties on both producing and exploration properties is consistent with Franco-Nevada's business model and strategies. See Section 3 of the Circular, "Background to and Reasons for the Offer".

Payment for Deposited Common Shares

If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn, not later than ten days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the Common Shares are taken up and ten days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, "Take Up and Payment for Deposited Common Shares".

Regulatory Matters

Competition Act

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Once pre-merger notification is made, parties to a proposed transaction may not complete the proposed transaction before the end of 30 days after the day on which the required notification information is received by the Commissioner of Competition (the "Commissioner"), unless the waiting period is earlier terminated or extended by the issuance of a supplementary information request. Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate ("ARC") under Section 102 of the Competition Act in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. The Commissioner may also decide to waive the obligations to notify pursuant to paragraph 113(c) of the Competition Act.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing if it determines that it would be advisable to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that either (i) the Offeror and IRC shall have given the requisite notice required under section 114 of the Competition Act in respect of the Offer and the applicable waiting periods related to merger pre-notification under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act or the obligation to give the requisite notice has been waived under paragraph 113(c) of the Competition Act and the Commissioner shall have advised the Offeror in writing (to the satisfaction of the Offeror in its sole discretion) that there are not sufficient grounds to initiate proceedings under the merger provisions of the Competition Act in respect of the purchase of Common Shares under the Offer and that the Commissioner, at that time, does not intend to make an application under section 92 of the Competition Act in respect of the purchase of Common Shares under the Offer (which advice shall not have been rescinded or amended) and the Commissioner shall not have made or threatened to make application under the Competition Act in respect of the purchase of the Common Shares under the Offer, and shall not have otherwise made or issued any communication (whether to the Offeror or otherwise), which in the sole discretion of the Offeror might make it inadvisable for the Offeror to proceed with the Offer or taking up and paying for Common Shares deposited under the Offer; or (ii) the Commissioner shall have issued an ARC in respect of the purchase of the Common Shares pursuant to Section 102 of the Competition Act and shall not have subsequently withdrawn or purported to have withdrawn such ARC prior to the acquisition by the Offeror of Common Shares deposited under the Offer or have stated or otherwise indicated that she has new information as a result of which she is no longer satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act with respect to the purchase of Common Shares under the Offer. See Section 4 of the Offer, "Conditions of the Offer" and Section 14 of the Circular, "Regulatory Matters".

Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada for purposes of the Tax Act, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer generally will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Certain U.S. Federal Income Tax Considerations

A sale of Common Shares pursuant to the Offer by a U.S. Holder will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder generally will be taxed in the same manner as with respect to any other sale or taxable disposition of Common Shares, including a sale on a stock or securities exchange. Because it is likely that IRC will be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the current taxable year ending December 31, 2009 and subsequent taxable years, a U.S. Holder's sale of Common Shares pursuant to the Offer will be subject to different U.S. federal income tax treatment depending on whether the U.S. Holder (i) has made or makes an election to treat IRC as a "qualified electing fund" ("QEF"), which is referred to as a QEF election, (ii) has made or makes a mark-to-market election with respect to the Common Shares, or (iii) has made or makes no election and therefore is subject to the default PFIC rules described below.

The foregoing is a very brief summary of certain U.S. federal income tax considerations. See Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations," for a summary of the principal U.S. federal income tax considerations generally applicable to Shareholders that are U.S. Holders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

Computershare Investor Services Inc. is acting as depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal at its office specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer.

The Offeror has retained Kingsdale Shareholder Services Inc. as information agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person. Questions and requests for assistance may be directed to the Information Agent at 1-877-659-1818 (toll-free) or 416-867-2272 (outside North America).

See Sections 2, 3 and 6 of the Offer, "Time of Acceptance", "Manner of Acceptance" and "Take Up and Payment for Deposited Common Shares" and Section 17 of the Circular, "Depositary and Information Agent".

Dealer Managers

The Offeror has retained BMO Nesbitt Burns Inc. (in Canada) and BMO Capital Markets Corp. (in the United States) to act as dealer managers for the Offer for the purpose of soliciting acceptances of the Offer. See Section 18 of the Circular, "Dealer Managers".

Stock Exchange Listing

The Common Shares are listed on the TSX and on the AMEX. See Section 2 of the Circular, "International Royalty Corporation — Price Ranges and Trading Volumes of Common Shares". If permitted by Securities Laws, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares from the TSX and the AMEX. Following completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause IRC to cease to be a reporting issuer under Securities Laws. See Section 12 of the Circular, "Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing".

OFFER TO PURCHASE

TO: HOLDERS OF COMMON SHARES OF IRC

1.     THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, any and all of the issued and outstanding Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates), including the Common Shares which become outstanding upon the exercise, conversion, exchange or settlement of any securities of IRC (including the outstanding Options, but excluding the SRP Rights) for $6.75 in cash per Common Share (the "Offer Price"). The Offer Price is subject to adjustment in the case of payment by IRC of certain dividends. See Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens".

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. See Section 4 of the Circular, "Options".

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer". If such conditions have been complied with or, to the extent capable of waiver, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for the Common Shares validly deposited and not properly withdrawn under the Offer in accordance with the terms of the Offer.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to IRC Shareholders in any such jurisdiction.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer. See Section 17 of the Circular, "Depositary".

The accompanying Glossary, Summary, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

 2.     TIME OF ACCEPTANCE

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010 (the "Expiry Time"), unless withdrawn or extended. See Section 5 of the Offer, "Variation of Terms or Change in Information in the Offer or Circular" and Section 7 of the Offer, "Withdrawal of Deposited Common Shares".

3.     MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be validly accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to be received at or prior to the Expiry Time:

  (a)
  the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

  (b)
  the Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

  (c)
  all other documents required by the instructions set out in the Letter of Transmittal.

If the certificate(s) representing Common Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3. Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing the Common Shares under the terms of the Offer. See also "Book-Entry Transfer" below.

Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that a Shareholder deposits its Common Shares pursuant to the Offer, in order for Common Shares to be validly deposited, Rights Certificates(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below. In any case, a deposit of Common Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing the associated SRP Rights to the Depositary prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from a Shareholder representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on Share Certificate(s) (and, if applicable, any Rights Certificate(s)) representing the deposited Common Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a Person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the Share Certificate(s) (and, if applicable, the Rights Certificate(s)) representing such Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or such power of attorney guaranteed by an Eligible Institution.

Book-Entry Transfer

Shareholders who have an account maintained by any CDS participating institution may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation of a Shareholder's Common Shares into the Depositary's account at CDS, through the CDS on-line tendering system pursuant to which book-entry transfers may be effected (the "CDSX"), is received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with CDS procedures for such transfer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through book-entry transfer of their Common Shares into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and any other required documents, are received by the Depositary at its office in Toronto, Ontario, Canada at or prior to the Expiry Time. Any institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer into the Depositary's account at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiry Time, or the tendering Shareholder must comply with the procedures for guaranteed delivery described under "Procedures for Guaranteed Delivery" for a valid tender of the Common Shares by book-entry transfer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Delivery of Common Shares to the Depositary by means of a book-entry transfer in accordance with the procedures for book-entry transfer established by CDS or DTC, as applicable, will constitute a valid tender under the Offer.

"Agent's Message" means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC and the Depositary to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

"Book Entry Confirmation" means confirmation of a book-entry transfer of the Shareholder's Common Shares into the Depositary's account at CDS or DTC, as applicable.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the Share Certificate(s) and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s) representing the associated SRP Rights are not immediately available; (ii) the Share Certificate(s) and, if applicable, Rights Certificate(s), representing such Common Shares (including the associated SRP Rights), and all other required documents cannot be delivered to the Depositary prior to the Expiry Time; (iii) the procedures for delivery by book-entry transfer, as set forth above, cannot be complied with on a timely basis; or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, such Common Shares (including the associated SRP Rights) may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time;

  (c)
  the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

  (d)
  if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office set forth in the Notice of Guaranteed Delivery no later than the Expiry Time.

General

In all cases, payment for the Common Shares deposited and taken up by the Offeror will be made only after the timely receipt by the Depositary of the Share Certificate(s) (or a Book-Entry Confirmation) (and, if applicable, the Rights Certificate(s)) representing the deposited Common Shares (including the associated SRP Rights), together with a Letter of Transmittal, or manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents.

The method used to deliver the Letter of Transmittal, any accompanying Share Certificate(s) and, if applicable, Rights Certificate(s) representing the Common Shares and all other documents required by the Letter of Transmittal, including delivery through CDS or DTC, is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that such documents be delivered by hand to the Depositary at its office specified in the Letter of Transmittal and a receipt obtained or, if mailed, that registered mail be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary prior to the Expiry Time.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

The execution of a Letter of Transmittal by a Shareholder (or, in the case of Common Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the deposited Common Shares (the "Effective Date"), certain officers of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to:

  (a)
  the Common Shares (including the associated SRP Rights) deposited by such Shareholder pursuant to, and which are taken up and paid for under, the Offer (the "Purchased Shares"); and

  (b)
  any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, distributed, issued, made or transferred (other than the cash dividends, distributions or payments in respect of which the Offer Price payable by the Offeror has been reduced pursuant to Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens") on or in respect of the Purchased Shares on or after the Offer Commencement Date (collectively, the "Other Securities"), with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by IRC; (ii) to exercise any and all of the rights of such Shareholder in respect of such Purchased Shares and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment(s) thereof) of holders of securities of IRC, and (iii) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments respecting any distribution payable to or to the order of such Shareholder in respect of such Purchased Shares and/or Other Securities.

Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation) agrees, effective from and after the Effective Date, (i) not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournment(s) thereof) of holders of securities of IRC, (ii) not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and (iii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the Person(s) specified by the Offeror as the proxy or the proxy nominee(s) of the holder in respect of the Purchased Shares and/or Other Securities. Upon such designation, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal) agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

The deposit of Common Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Common Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares (and any Other Securities) to any other Person; (ii) such Shareholder owns all of the Common Shares (and any Other Securities) being deposited within the meaning of Securities Laws; (iii) the deposit of such

Common Shares (and any Other Securities) complies with Securities Laws; and (iv) when such Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror shall acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Common Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or withdrawal with respect to any Common Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out above. There will be no duty or obligation on the Offeror, the Depositary, the Dealer Managers or the Information Agent or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

4.     CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, and subject to applicable laws and in addition to (and not in limitation of) the Offeror's right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Variation of Terms or Change in Information in the Offer or Circular", the Offeror shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for Common Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are complied with or waived by the Offeror at or prior to the Expiry Time:

  (a)
  one of the following shall have occurred: (i) the board of directors of IRC shall have redeemed all outstanding SRP Rights or waived the application of the provisions of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) the Shareholder Rights Plan does not and will not provide rights to Shareholders to purchase any securities of IRC or any of its Subsidiaries as a result of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and would not reasonably be expected to have a Material Adverse Effect; (iii) a cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; and the Offeror, in each case, shall have determined in its sole discretion, acting reasonably, that the Shareholder Rights Plan does not and will not adversely affect the Offer, the Offeror or Franco-Nevada, either before or upon consummation of the Offer or the purchase of Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (b)
  the Offeror (directly or through one or more affiliates) shall not have entered into an agreement with IRC which contemplates the acquisition, directly or indirectly, of 100% of the Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates) in a transaction required to be approved by Shareholders;

  (c)
  none of IRC or any of its Subsidiaries shall, following December 6, 2009, have entered into, or have announced any intention to enter into, any agreement, arrangement or understanding in respect of any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, share exchange, capital reorganization (including, without limitation, any division, combination, reclassification, consolidation, conversion or other change in respect of any of the Common Shares or its capitalization), business combination, joint venture or other similar transaction;

  (d)
  all Governmental Entity approvals, waiting or suspensory periods (including any extensions thereof), waivers, permits, consents, reviews, orders, rulings, decisions, declarations, certificates, and exemptions which in the Offeror's sole discretion are necessary or desirable to obtain in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction (including, without limitation, each item described under Section 14 of the Circular, "Regulatory Matters") shall have been obtained, received or concluded, each on terms and conditions satisfactory to the Offeror in its sole discretion, or, in the case of waiting or suspensory periods (including any extensions thereof), expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole discretion;

  (e)
  without limiting the scope of the condition in paragraph (d), either (i) the Offeror and IRC shall have given the requisite notice required under section 114 of the Competition Act in respect of the Offer and the applicable waiting periods related to merger pre-notification under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act or the obligation to give the requisite notice has been waived under paragraph 113(c) of the Competition Act and the Commissioner shall have advised the Offeror in writing (to the satisfaction of the Offeror in its sole discretion) that there are not sufficient grounds to initiate proceedings under the merger provisions of the Competition Act in respect of the purchase of Common Shares under the Offer and that the Commissioner, at that time, does not intend to make an application under section 92 of the Competition Act in respect of the purchase of Common Shares under the Offer (which advice shall not have been rescinded or amended) and the Commissioner shall not have made or threatened to make application under the Competition Act in respect of the purchase of the Common Shares under the Offer, and shall not have otherwise made or issued any communication (whether to the Offeror or otherwise), which in the sole discretion of the Offeror might make it inadvisable for the Offeror to proceed with the Offer or taking up and paying for Common Shares deposited under the Offer; or (ii) the Commissioner shall have issued an ARC in respect of the purchase of the Common Shares pursuant to Section 102 of the Competition Act and shall not have subsequently withdrawn or purported to have withdrawn such ARC prior to the acquisition by the Offeror of Common Shares deposited under the Offer or have stated or otherwise indicated that she has new information as a result of which she is no longer satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act with respect to the purchase of Common Shares under the Offer;

  (f)
  the Offeror shall have determined, in its sole discretion, that no property right, franchise, concession, permit, lease or license of IRC or any of its Subsidiaries has been or will be materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for Common Shares deposited under the Offer, or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of IRC or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Common Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (g)
  (i) no default, event of default, right of termination, material modification, acceleration or right of acceleration shall have occurred or be expected to occur under any note, bond, mortgage, indenture, licence, lease, contract, instrument, guarantee or other agreement or obligation (each, a "Material Contract") of IRC or any of its Subsidiaries, or by which any of them or their properties or assets are subject, as a result of the making of the Offer, the taking up and paying for Common Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction and (ii) no covenant, term or condition exists in any Material Contract of IRC or any of its Subsidiaries, or by which any of them or their properties or assets are subject, which would, or would reasonably be expected to, have a Material Adverse Effect (including, but not limited to, any default, event of default, right of termination, material modification, acceleration, right of acceleration, voting right, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Common Securities deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction);

  (h)
  the Offeror shall not have become aware of any (i) material adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever in respect of any of the properties or assets, including any rights or concessions, of IRC or any of its Subsidiaries, or (ii) material obligations or liabilities of IRC or any of its Subsidiaries, whether or not accrued, contingent or otherwise, or any other facts or circumstances, in each case, that is not specifically, fully and accurately disclosed by IRC in its filings with the Securities Regulatory Authorities prior to December 6, 2009;

  (i)
  (i) no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity or by any elected or appointed public official or Person in Canada or elsewhere, whether or not having the force of law; and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated, amended, applied or otherwise come into effect or exist:

  (A)
  to cease trade, enjoin, prohibit, restrict or impose limitations or conditions (including by way of a temporary restraining order, preliminary or permanent injunction, decree, judgment, order or otherwise) on the Offeror from making the Offer, the purchase by or the sale to the Offeror of the Common Shares, the take up or acquisition of Common Shares by the Offeror (including with respect to any currency exchange transactions required to take up or acquire the Common Shares by the Offeror), the delivery of cash in consideration for the Common Shares taken up or acquired by the Offeror and the right of the Offeror or Franco-Nevada indirectly, to acquire, own or exercise full rights of ownership of the Common Shares, or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction; or

  (B)
  which, in the Offeror's sole discretion, might have a Material Adverse Effect.

  (j)
  the Offeror shall have determined that there shall not exist and shall not have occurred (except to the extent that the same shall have been disclosed generally or to the Offeror in writing prior to December 6, 2009) any change, condition, event, circumstance, development, occurrence or state of facts which, in the sole discretion of the Offeror, is or may be a Material Adverse Effect;

  (k)
  the Offeror shall have determined, in its sole discretion, that none of IRC, any of its Subsidiaries or any other party shall have taken or failed to have taken any action, or authorized, recommended, proposed or announced the intention to take any action, or disclosed any previous action taken by it, other than, in each case, any such action that is specifically, fully and accurately disclosed by IRC in its filings with the Securities Regulatory Authorities prior to December 6, 2009, which would reasonably be expected to have a Material Adverse Effect, including, without limitation:

  (i)
  any issue or purchase, including any proposals related thereto, of (i) Common Shares (other than in accordance with the current terms of Options outstanding as of December 6, 2009 in accordance with their terms as publicly disclosed prior to December 6, 2009), options or other securities of IRC to any person other than a wholly-owned Subsidiary of IRC or (ii) securities convertible into, or rights, warrants or options to acquire, any such Common Shares or other convertible securities, in each case subsequent to December 6, 2009;

  (ii)
  any incurrence of material debt (including by way of guaranteeing the indebtedness of any person) or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of material assets or of securities by IRC or any of its Subsidiaries, or the making or committing to make any capital expenditure by IRC or any of its Subsidiaries not in the ordinary course of business and consistent with past practice;

  (iii)
  acquiring, redeeming or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition, redemption or other reduction in the number of, outstanding Common Shares or other securities of the Company or any of its Subsidiaries;

    (iv)
    waiving, releasing, granting, transferring any right of material value under or amending any Material Contract;

    (v)
    entering into any Material Contracts other than in the ordinary course of business consistent with past practice;

    (vi)
    entering into any transaction or series of transactions, or agreement in respect thereof, pursuant to which IRC or any of its Subsidiaries acquire any assets, or interests therein, with either a value or aggregate purchase price that exceeds $10 million;

    (vii)
    any change to IRC's articles of incorporation or by-laws or the Shareholder Rights Plan (other than the waiver of the Shareholder Rights Plan in respect of the Offer);

    (viii)
    any failure to file or furnish, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished with any Governmental Entity of competent jurisdiction in compliance with the applicable requirements of such Governmental Entity; and

    (ix)
    any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to IRC, or any agreement to engage in any of the foregoing;

  (l)
  the Offeror shall have determined, in its sole discretion, that none of IRC, any of its Subsidiaries or any other party shall have taken any action or authorized, recommended, proposed or announced the intention to take any action, with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of IRC or any of its Subsidiaries other than in the ordinary course of business consistent with past practice (other than any such sale, disposition or other dealing between IRC and any wholly-owned Subsidiary of IRC);

  (m)
  the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of IRC or any of its Subsidiaries with any Securities Regulatory Authorities, including, without limitation, any annual information form, financial statement, material change report, press release or management proxy circular or in any document so filed or released by IRC or its Subsidiaries to the public, which is or may be a Material Adverse Effect;

  (n)
  no dividends or other distributions shall have been declared or paid or otherwise made in respect of the outstanding Common Shares on or subsequent to December 6, 2009; and

  (o)
  the Offeror shall have determined, in its sole discretion, that (i) none of IRC, any of its Subsidiaries or any other party shall have, on or subsequent to December 6, 2009, entered into, adopted, established, modified or terminated any pension plan, employee benefit plan, change in control, severance compensation or similar agreement, arrangement or plan with any directors, officers, employees or consultants of IRC or any of its Subsidiaries, or made any proposal or plan to do any of the foregoing; (ii) there shall not have occurred, on or subsequent to December 6, 2009, any change in the compensation paid by IRC or its Subsidiaries to their directors, officers, employees or consultants, including the granting of additional stock options, share appreciation rights, deferred share units, bonuses, awards or increased benefits, or in the circumstances under which such compensation would be payable, including as a result of or in connection with the transactions contemplated by the Offer; and (iii) IRC shall have publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its office in Toronto, Ontario, Canada. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice," and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense as described in Section 8 of the Offer, "Return of Common Shares".

5.     VARIATION OF TERMS OR CHANGE IN INFORMATION IN THE OFFER OR CIRCULAR

The Offer will be open for acceptance until the Expiry Time, unless extended or withdrawn by the Offeror.

The Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or to otherwise vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Toronto, Ontario, Canada. The Offeror, after giving any such notice or communication, shall promptly issue and file a press release regarding such extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a notice of extension or variation in the required form in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Common Shares have not been taken up before the date of the extension or variation and all holders of Options and shall provide a copy of the notice of extension or variation to the TSX and the AMEX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario, Canada. Notwithstanding anything to the contrary herein, the Offeror will not amend the Offer in a manner which would alter the withdrawal rights of the Shareholders or shorten the Offer Period.

Notwithstanding the foregoing but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with or waived, unless the Offeror first takes up all Common Shares then deposited under the Offer and not withdrawn.

Under Securities Laws, where the terms of the Offer are varied (except a variation consisting solely of a waiver of a condition and any extension of the Offer resulting from the waiver), the Offer Period will not expire before ten days after the notice of such variation has been sent to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Securities Regulatory Authorities.

If at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer, a change occurs in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly give written notice of such change to the Depositary at its office in Toronto, Ontario, Canada, and will cause the Depositary to provide a notice of change in the required form in the manner set forth in Section 11 of the Offer, "Notice" to all Shareholders whose Common Shares have not been taken up pursuant to the Offer before the date of the change and all holders of Options. The Offeror will also promptly issue and file a news release regarding the change in information and file a copy of the notice of change with the Securities Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario, Canada.

If, on or after December 6, 2010, IRC should declare or pay or make any cash dividends, distributions or payments with respect to Common Shares which are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of IRC, the aggregate Offer Price payable by the Offeror pursuant to the Offer will be reduced by the aggregate amount of any such cash dividends, distributions or payments. See Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens".

During any such extension or in the event of any such variation or change in information, all Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Common Shares". An extension of the Offer Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Common Shares under the Offer is increased prior to the expiry of the Offer, the increased consideration will be paid to all depositing holders of the Common Shares whose Common Shares are taken up under the Offer without regard to the time at which such Common Shares are taken up by the Offeror.

6.     TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn pursuant to Section 7 of the Offer, "Withdrawal of Deposited Common Shares", not later than ten days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the Common Shares are taken up and ten days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not complied with or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for Common Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Common Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario, Canada of its acceptance for payment of such Common Shares pursuant to the Offer and as required by applicable laws.

The Offeror will pay for Common Shares that have been taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to Shareholders who have tendered and not withdrawn their Common Shares under the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Common Shares on the Offer Price payable in respect of such Common Shares, regardless of any delay in making such payment.

The Depositary will act as the agent of Persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Common Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds to which a Person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the deposited Common Shares. Unless the Person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no address is specified, cheques will be forwarded to the address of the Shareholder as shown on the registers of security holders maintained by IRC. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary. See Section 17 of the Circular, "Depositary".

7.     WITHDRAWAL OF DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by the Offeror;

  (b)
  at any time before the expiration of ten days from the date upon which:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation and/or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer);

    is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the Courts or Securities Regulatory Authorities; or

  (c)
  if the Common Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares that are subject to the rights of withdrawal.

Withdrawals of Common Shares deposited to the Offer must be effected by a written notice of withdrawal made by or on behalf of the depositing Shareholder to the Depositary at the place of deposit of the applicable Common Shares and must be received by the Depositary within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually executed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the Person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares that are to be withdrawn; and (c) specify such Person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in the Letter of Transmittal), except in the case of Common Shares deposited for the account of an Eligible Institution. If the Common Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer, "Manner of Acceptance", any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Common Shares. None of the Offeror, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will thereafter be deemed to be not validly deposited for purposes of the Offer. However, withdrawn Common Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

If the Offeror is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 20 of the Circular, "Statement of Rights".

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the validity, form, eligibility (including timely receipt) and acceptance of any notice of withdrawal of Common Shares. The Offeror reserves the right to waive any defect in or irregularity in any notice of withdrawal with respect to any Common Shares. There will be no duty or obligation on the Offeror, the Depositary, the Dealer Managers or the Information Agent or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

8.     RETURN OF COMMON SHARES

If (a) any deposited Common Shares (including the associated SRP Rights) are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or (b) if fewer than the total number of Common Shares (including the associated SRP Rights) evidenced by any Share Certificate(s) and, if applicable, Rights Certificate(s) are deposited by the Shareholder pursuant to the Offer, Share Certificate(s) and, if applicable, Rights Certificate(s) representing Common Shares (including the associated SRP Rights) will be returned at the Offeror's expense by either (x) returning the Share Certificate(s) and, if applicable, the Rights Certificate(s) representing the deposited Common Shares (including the associated SRP Rights) together with any other relevant documents not purchased by the Offeror, or (y) sending new Share Certificate(s) and, if applicable, Rights Certificate(s) for the number of Common Shares (including the SRP Rights) not deposited by the Shareholder, in each case to the depositing Shareholder as soon as practicable after the Expiry Time. The Share Certificate(s) and, if applicable, the Rights Certificate(s) and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by IRC, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9.     CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the Offer Commencement Date, IRC should subdivide or consolidate the Common Shares or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such subdivision, consolidation or other change.

Common Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests (other than the cash dividends, distributions or payments in respect of which the Offer Price payable by the Offeror has been reduced as described below) which may be declared, paid, distributed, issued, made or transferred on or in respect of the Common Shares on or after December 6, 2009. If, on or after December 6, 2009, IRC should declare, pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of IRC in respect of Common Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, in the event the Offeror elects to waive its condition with respect thereto as described in clause (n) of Section 4 of the Offer, "Conditions of the Offer", the aggregate Offer Price payable by the Offeror pursuant to the Offer will be reduced by the aggregate amount of any such cash dividends, distributions or payments, and (b) in the case of any non-cash dividends, distributions, payments, securities, rights, assets or interests, in the event the Offeror elects to waive its condition with respect thereto as described in clause (n) of Section 4 of the Offer, "Conditions of the Offer", the whole of any such non-cash dividends, distributions, payments, securities, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such non-cash dividends, distributions, payments, securities, rights, assets or other interests and may withhold the entire Offer Price payable by the Offeror pursuant to the Offer or deduct from the Offer Price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.   MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, cheques issued in consideration for Common Shares purchased pursuant to the Offer and certificates representing Common Shares (or Rights Certificates, if applicable) to be returned will not be mailed if the Offeror determines, in its sole discretion, that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates representing Common Shares (or Rights Certificates, if applicable) which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which such cheques are being issued were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Take Up and Payment for Deposited Common Shares", the deposit of cheques with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the Persons entitled thereto and the Common Shares shall be deemed to have been paid for immediately upon such deposit.

11.   NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered Shareholders at their addresses as shown on the registers maintained by IRC and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail, provided that if the national edition of The

Globe and Mail is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the city of Toronto, Ontario, and in La Presse; and (iii) it is distributed through the facilities of Canada Newswire.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of securities exercisable for or convertible into Common Shares, including the holders of Options) and the Offeror will use reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar Persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of IRC in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   MARKET PURCHASES OF COMMON SHARES

Except as set forth below, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with Securities Laws. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third Business Day following the Offer Commencement Date. The aggregate number of Common Shares acquired in this manner will not exceed 5% of the Common Shares outstanding on the Offer Commencement Date and the Offeror will issue and file a press release containing the information prescribed by law immediately after the close of business of the TSX on each day on which such Common Shares have been purchased. Applicable U.S. securities laws do not permit the Offeror to purchase Common Shares outside of the Offer. The Offeror currently intends to seek such relief as may be required to permit the Offeror to purchase, or cause an affiliate to purchase, Common Shares outside the Offer. Regardless of whether such relief is granted, the Offeror will not purchase Common Shares in the United States other than pursuant to the Offer. Also see Section 14 of the Circular, "Regulatory Matters — Securities and Exchange Commission Relief".

Although the Offeror has no current intention to sell Common Shares purchased under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Common Shares after the Offer Period.

13.   OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No Person has been authorized to give any information or to make any representation on behalf of the Offeror or its affiliates other than as contained in the Offer and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror. No broker, dealer or other Person shall be deemed to be the agent of the Offeror, the Depositary, the Dealer Managers or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited under the Offer, but such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer. In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the Common Shares acquired under the Offer.

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the "Offer Documents") (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Common Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Common Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Dealer Managers or the Information Agent or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to IRC Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Securities Laws with respect to the Offer.

Dated: December 14, 2009

7293275 CANADA INC.		FRANCO-NEVADA CORPORATION
By:	(Signed) David Harquail Chief Executive Officer	By:	(Signed) David Harquail Chief Executive Officer

The provisions of the Glossary, Summary, Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated December 14, 2009 to purchase all of the Common Shares, including the Common Shares which become outstanding upon the exercise, conversion, exchange or settlement of the Options. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning IRC contained in the Offer Documents has been taken from, or is based upon, publicly available documents or records on file with Securities Regulatory Authorities and other public sources. Although the Offeror has no reason to doubt the accuracy of IRC's public filings or the information obtained from other public sources, it is not in a position to independently assess or verify the information in IRC's publicly filed documents and in other public sources. The Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by IRC to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to the Offeror.

 1.     THE OFFEROR AND FRANCO-NEVADA

The Offeror

The Offeror is a corporation incorporated on December 9, 2009 under the laws of Canada. It was created solely for the purpose of making offers for the Common Shares and has not otherwise carried on any material business or activity.

The Offeror's principal and registered offices are located at Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4.

Franco-Nevada

Franco-Nevada was incorporated under the laws of Canada on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008.

Franco-Nevada is a gold focused royalty company with additional interests in platinum group metals, oil & gas and other assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada and Australia. The portfolio includes over 300 royalties covering properties in operation, advanced properties at the permitting, feasibility or advanced exploration stages, early stage exploration interests and other assets. Franco-Nevada is the leading gold royalty company by gold revenues, number of gold royalty interests and by free cash flow margins.

The head office of Franco-Nevada is located at Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4.

2.     IRC

General

IRC was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs. On November 12, 2004, the Company was continued under the Canada Business Corporations Act. IRC's head office is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado 80112, and its registered office is located at 3400 First Canadian Centre, 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

IRC owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests on properties in the United States. On February 22, 2005, the Company completed the acquisition of 100% of the common shares of Archean Resources Ltd. ("Archean"), a Newfoundland and Labrador

corporation. Archean owns 100% of Voisey's Bay Holding Corporation, a Newfoundland and Labrador corporation, which owns 99.99% of Canadian Mineral Royalties Limited Partnership ("CMRLP") which is the general partner and 89.99% owner of Labrador Nickel Royalty Limited Partnership, an Ontario limited partnership. IRC owns the remaining 0.01% of CMRLP. The head office of each of these subsidiaries of IRC is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado 80112.

IRC was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC has acquired a royalty portfolio diversified over five continents and fifteen countries, including seventeen different commodities. The portfolio includes royalties on forty-eight exploration stage properties, twenty-one in the feasibility stage, five in the development stage, and nine currently in production (including two placed on care and maintenance by the operator). Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.

The Common Shares trade on the facilities of the TSX under the symbol "IRC-T" and on the AMEX under the symbol "ROY". IRC is a reporting issuer in each of the provinces of Canada.

Capital Structure of IRC

The authorized capital of IRC is comprised of an unlimited number of Common Shares. As at September 30, 2009, 94,695,356 Common Shares were issued and outstanding. As at December 31, 2008, 6,195,500 Common Shares were issuable pursuant to the exercise of outstanding Options. To the knowledge of the Offeror, there are no other issued and outstanding securities of IRC convertible into or exchangeable for Common Shares.

Price Ranges and Trading Volumes of Common Shares

The Common Shares are listed and posted for trading on the TSX and the AMEX.

The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX for the periods indicated:

	Price Range ($)
Period	High	Low	Trading Volume
2009
June	$4.35	$3.53	7,340,257
July	$3.99	$3.18	3,228,827
August	$4.19	$3.56	1,622,301
September	$4.85	$3.86	2,488,354
October	$4.68	$3.97	1,580,454
November	$4.60	$3.99	2,339,169
December 1 - 11	$7.24	$4.28	26,703,059

The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the AMEX for the periods indicated:

	Price Range (US$)
Period	High		Low		Trading Volume
2009
June	US$	3.89	US$	3.05	585,000
July	US$	3.71	US$	2.72	583,800
August	US$	3.90	US$	3.26	472,300
September	US$	4.50	US$	3.51	856,100
October	US$	4.46	US$	3.69	527,000
November	US$	4.28	US$	3.75	439,600
December 1 - 11	US$	6.86	US$	4.10	1,558,700

The Offeror's intention to make the Offer was announced to the public on December 6, 2009. On December 4, 2009, the last trading day prior to the announcement of the Offeror's intention to make the Offer, the closing price of the Common Shares on the TSX was $4.71 and on the AMEX was US$4.45. The Offer Price represents a premium of approximately 43% over the closing price of Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 54% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer. The Offer Price also represents a premium of approximately 44% over the closing price of Common Shares on the AMEX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 53% over the volume weighted average trading price of the Common Shares on the AMEX for the 20 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer (using a Bank of Canada noon rate on December 4, 2009 of 0.9508).

Information and Reporting Requirements

IRC is subject to the information and reporting requirements of the CBCA, Securities Laws and the rules of the TSX. In accordance therewith, IRC is required to file reports and other information with the applicable Securities Authorities relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such Securities Authorities. Information as of particular dates concerning IRC's directors and certain of its officers, their remuneration, Options granted to them, the principal Shareholders and any material interest of such Persons in material transactions with IRC and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with Securities Authorities.

3.     BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

Franco-Nevada reviews business development opportunities, including possible business combinations, on an ongoing basis. As part of its review process, Franco-Nevada, in 2008, started considering the merits of a possible business combination with IRC.

Starting in the Spring of 2008, certain large Shareholders contacted Franco-Nevada from time to time to discuss the possibility of a transaction between Franco-Nevada and IRC. These discussions were of a preliminary nature and did not advance to a point where there were any substantive communications concerning the terms of a possible transaction.

On October 28, 2009, Mr. David Harquail, Chief Executive Officer of Franco-Nevada, and Mr. Douglas Silver, Chief Executive Officer of IRC, had a meeting in Franco-Nevada's Toronto offices at which Mr. Harquail suggested the possibility of a business combination involving Franco-Nevada and IRC. Mr. Silver indicated that he would consider the suggestion. On November 4, 2009, Mr. Silver contacted Mr. Harquail and indicated that IRC was agreeable to permitting limited due diligence on certain matters related to its business so that Franco-Nevada could get to a point where it could determine the terms on which it might propose a transaction for IRC to consider.

Franco-Nevada subsequently was approached again by a large Shareholder who indicated that it was prepared to sell a significant block of Common Shares to Franco-Nevada at a premium to the then current market price and that other large blocks were similarly available.

On November 23, 2009, Mr. Silver contacted Mr. Harquail indicating that IRC had learned that a large Shareholder was offering its Common Shares for sale. Mr. Silver indicated that, in light of this development, IRC believed that there was a need to move faster to determine whether there was any basis for a transaction between Franco-Nevada and IRC.

On November 26, 2009, Mr. Harquail contacted Mr. Silver and indicated that Franco-Nevada had developed a proposal that Mr. Harquail wanted to present to Mr. Silver in Denver, Colorado and asked whether Mr. Silver and the board of directors of IRC would be prepared to consider such a proposal and respond to it within a short timeframe.

On November 28, 2009, Mr. Silver contacted Mr. Harquail and indicated that he had received another very attractive offer and that the board of directors of IRC had formed a special committee.

On November 30, 2009, representatives of IRC and Franco-Nevada met, and Franco-Nevada presented a proposal to acquire the Common Shares for consideration consisting of a combination of Franco-Nevada common shares and cash. At that meeting, Mr. Silver advised Mr. Harquail that the other proposal that IRC had received had a substantially higher value and indicated that IRC would provide Franco-Nevada and the other party with an opportunity to conduct certain additional due diligence and to submit revised proposals by December 4, 2009. In that context, Franco-Nevada and IRC exchanged corporate business models.

On December 1, 2009, Mr. Silver sent Mr. Harquail a protocol letter inviting Franco-Nevada to submit a final non-binding proposal by December 2, 2009 and Franco-Nevada was advised that IRC had retained a financial advisor.

On December 2, 2009, Franco-Nevada submitted a revised and improved proposal to IRC that contemplated the acquisition of all of the Common Shares for a combination of cash, Franco-Nevada common shares and listed Franco-Nevada warrants expiring in 2017.

On December 3, 2009, Franco-Nevada received feedback on its revised proposal from IRC's financial advisor, Scotia Capital Inc. ("Scotia"). Franco-Nevada also was informed by Scotia that the IRC special committee would be meeting later that evening and would consider any further improvement to Franco-Nevada's revised proposal in reaching a final decision. During the evening of December 3, 2009, Franco-Nevada submitted an improved proposal, which contemplated the acquisition of all of the Common Shares for a combination of cash and Franco-Nevada common shares.

Early on December 5, 2009, Franco-Nevada was advised by Scotia that IRC had elected to proceed with a different party. In light of the apparent inability of IRC to further engage with Franco-Nevada regarding an IRC board-supported transaction, on December 6, 2009, Franco-Nevada announced its intention to make the Offer.

Reasons for the Offer

Franco-Nevada is a gold focused royalty company with additional interests in platinum group metals, oil & gas and other assets. Its key business strategies include acquiring new royalties to both grow and diversify its portfolio of revenue producing royalties as well as expose the company in the longer term to new exploration discoveries on large land positions on prospective mineral belts. Franco-Nevada believes that the acquisition of IRC's large portfolio of royalties on both producing and exploration properties is consistent with its business model and strategies.

4.     OPTIONS

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of Options does not exercise its Options and deposit the resulting Common Shares under the Offer prior to the Expiry Time, its Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

5.     SHAREHOLDER RIGHTS PLAN

The following is only a summary of the material provisions of the shareholder rights plan agreement (the "Shareholder Rights Plan") dated as of November 21, 2008 between IRC and CIBC Mellon Trust Company, as the rights agent. The following summary is qualified in its entirety by the provisions of the Shareholder Rights Plan, which was filed on April 3, 2009 under IRC's profile in the Canadian Securities Regulatory Authorities' SEDAR website at www.sedar.com. All capitalized terms used in this summary and not defined herein have the meanings attributed to them in the Shareholder Rights Plan.

Under the Shareholder Rights Plan, IRC issued one SRP Right for each Voting Share then outstanding and authorized the issue of SRP Rights in respect of any Voting Shares issued thereafter. The SRP Rights are attached to the Voting Shares and are not exercisable until the "Separation Time", which is defined in the Shareholder Rights Plan to mean the close of business on the tenth Trading Day after the earlier of (i) the first date of public announcement by IRC or an Acquiring Person (as defined below) of facts indicating that a Person (as defined in the Shareholder Rights Plan) has become an Acquiring Person, (ii) the date of commencement of, or first public announcement of the intent of any Person (other than IRC or any Subsidiary (as defined in the Shareholder Rights Plan) of IRC to commence, a Take-Over Bid (other than a Permitted Bid (as defined below) or a Competing Permitted Bid so long as such Take-Over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid and for greater certainty other than an Exempt Acquisition under clause (iii) or (iv) of the definition of Exempt Acquisition, and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, or such later date as may be determined by IRC's board of directors.

The Shareholder Rights Plan does not apply to certain types of transactions, including "Permitted Bids". A "Permitted Bid" is a Take-Over Bid that (A) is made to all holders of Voting Shares of record, other than the Offeror, (B) contains, and the provisions for take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that (1) no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-Over Bid (I) prior to the close of business on a date that is not less than 60 days following the date of the Take-Over Bid and (II) then only if, on the date Voting Shares and/or Convertible Securities are first taken up or paid for under Take-Over Bid, more than 50% of the outstanding Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn, (2) Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to such Take-Over Bid, unless such Take-Over Bid is withdrawn, at any time prior to the close of business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under the Take-Over Bid, (3) any Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn until taken up and paid for, and (4) in the event that the requirement in (B)(1)(II) above is satisfied, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days (as defined in the Shareholder Rights Plan) from the date of such public announcement.

From and after the Separation Time and prior to the Expiration Time, each SRP Right entitles a holder thereof to purchase one Common Share (as defined in the Shareholder Rights Plan) for a price (the "Exercise Price") equal to three times the Market Price, as at the Separation Time, per Common Share (as defined in the Shareholder Rights Plan) (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if any Person (an "Acquiring Person") acquires Beneficial Ownership of 20% or more of the outstanding Voting Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid) (a "Flip-in Event"), then after the close of business on the 10th Trading Day after the first date of public announcement by IRC or an Acquiring Person that an Acquiring Person has become such, each SRP Right thereafter constitutes the right to purchase from IRC, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Common Shares having an aggregate Market Price (as defined in the Shareholder Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (thereby effectively giving Shareholders the right to purchase Common Shares at a 50% discount). The result would be to significantly dilute the shareholdings of any such acquiror.

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the SRP Rights ("Rights Certificates"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Voting Shares as of the Separation Time (other than an Acquiring Person, among others).

Under the Shareholder Rights Plan, the board of directors of IRC has the discretion to waive the application of the plan to a Flip-in Event which occurs by reason of (1) a Take-Over Bid made by way of a take-over bid circular to all Shareholders, and (2) an inadvertent acquisition on the part of the Acquiring Person. A waiver of a

Flip-in Event which occurs by reason other than in clause (1) or (2) requires the prior consent of the holders of Voting Shares. The board of directors of IRC also has the right, with the prior consent of the holders of Voting Shares, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.00001 per SRP Right, subject to certain adjustments. If a Person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under section 5.2(a) or (b) of the Shareholder Rights Plan or pursuant to an amalgamation, merger, arrangement or other statutory procedure duly approved by shareholders, then the board of directors of IRC shall, immediately upon the consummation of such acquisition, be deemed to have elected to redeem the SRP Rights at the redemption price.

It is a condition of the Offer that one of the following shall have occurred: (i) the board of directors of IRC shall have redeemed all outstanding SRP Rights or waived the application of the provisions of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) the Shareholder Rights Plan does not and will not provide rights to Shareholders to purchase any securities of IRC or any of its Subsidiaries as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and will not materially adversely affect the Offer, the Offeror or Franco-Nevada either before, or upon consummation of, the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Common Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; (iii) a cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a Court shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised SRP Rights and (v) the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and the Offeror shall have determined in its sole discretion, acting reasonably, that the Shareholder Rights Plan does not and will not adversely affect the Offer, the Offeror or Franco-Nevada, either before or upon consummation of the Offer or the purchase of Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 4 of the Offer, "Conditions of the Offer".

6.     ACQUISITION OF COMMON SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as defined in the CBCA), and the Offeror acquires such deposited Common Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 17 of the CBCA, the remaining Common Shares held by each IRC Shareholder who did not accept the Offer and any Person who subsequently acquires any such Common Shares (each, a "Dissenting Offeree") on the same terms (including the Offer Price) as the Common Shares acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, the Offeror must give notice in prescribed form (the "Offeror's Notice") to the Dissenting Offerees and the Director (as appointed under the CBCA) within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending the Offeror's Notice, the Offeror must pay or transfer to IRC the amount of money the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) evidencing the Common Shares held by such Dissenting Offeree to IRC and must elect either (i) to transfer such Common Shares to the Offeror on the terms on which the Offeror acquired Common Shares under the Offer or (ii) to demand payment of the fair value of the Common Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms (including the Offer Price) that the Offeror acquired the Common Shares under the Offer. Within 20 days after the Offeror sends the Offeror's Notice, the Offeror will pay or transfer to IRC the money the Offeror would have had to pay or transfer to a Dissenting Offeree if the Dissenting Offeree had elected to accept the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Common Shares, the Offeror may apply to a court of competent jurisdiction (the "Court") to fix the fair value of the Common Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment to IRC, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 17 of the CBCA. Shareholders should refer to Part 17 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 17 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror currently intends to acquire the remainder of the Common Shares as soon as practicable by way of a Subsequent Acquisition Transaction (as hereinafter defined).

The Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, merger, capital reorganization, reclassification, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and IRC and/or the Shareholders for the purposes of IRC becoming, directly or indirectly, a wholly-owned Subsidiary of the Offeror or effecting an amalgamation or merger of IRC's business and assets with or into the Offeror and/or an affiliate of the Offeror, carried out for a consideration per Common Share not less than the Offer Price (a "Subsequent Acquisition Transaction"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class(es) and the approval of a majority of the votes cast by "minority" holders of such shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause the Common Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If the Offeror takes up and pays for 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis) under the Offer, the Offeror believes it will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

In certain types of Subsequent Acquisition Transactions, the registered Shareholders may have the right to dissent under the CBCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Common Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Common Shares.

A Subsequent Acquisition Transaction described above may constitute a "business combination" within the meaning of MI 61-101. Under MI 61-101, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a business combination if it would result in the interest of a holder of Common Shares being terminated without such holder's consent, regardless of whether the Common Shares are replaced with another security. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101, or any successor provision, or exemptions therefrom such that the "related party transaction" provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (in this case, the Common Shares) and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the Common Shares a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to MI 61- 101 exempting the Offeror or IRC or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain second step business combinations completed no later than 120 days after the expiry of a formal take-over bid if the offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than 120 days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering security holders in the take-over bid were entitled to receive in the bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror, and were reasonably expected to be different from the tax consequences of tendering to the bid, and disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Time. In addition, the Offeror has included the disclosure required under MI 61-101 in the Offer and Circular. Accordingly, the Offeror expects to rely on the exemption from the requirement to prepare a valuation in connection with a Subsequent Acquisition Transaction.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of security holders of that class called to consider the transaction be obtained. In relation to the Offer and any second step business combination, this "minority approval" must be obtained from, unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities, all Shareholders, excluding the votes attached to Common Shares beneficially owned or over which control or direction is exercised by IRC, the Offeror, any "interested party", any "related party" of an "interested party" (unless the related party meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the Common Shares acquired under the Offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by the Offeror or its affiliate and is in respect of Common Shares that were not acquired in the take-over bid, the business combination is completed no later than 120 days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things, (i) that if the Offeror acquired Common Shares under the bid, the Offeror intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Shareholders were entitled to receive in the bid, (ii) that the business combination would be subject to minority approval, (iii) the number of votes attached to the securities that, to the knowledge of the Offeror after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained, (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings, (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination, (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror and were reasonably expected to be different from the tax consequences of tendering to the bid, and (vii) that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

To the knowledge of the Offeror as of the date hereof, after reasonable enquiry, no votes attached to any Common Shares would be required to be excluded in determining whether minority approval for any Subsequent Acquisition Transaction had been obtained. The Offeror expects that only holders of Common Shares would be entitled to vote on a Subsequent Acquisition Transaction. The Offeror intends that the votes attached to the Common Shares acquired by it under the Offer will be included as votes in favour of a second step business combination in determining whether minority approval has been obtained in connection with a Subsequent Acquisition Transaction.

In addition, under MI 61-101 if, following the Offer, the Offeror and its affiliates beneficially own, in the aggregate, 90% or more of the Common Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 would not apply to the business combination if a statutory appraisal remedy is available, or if no statutory appraisal remedy is available, a substantially equivalent enforceable right is provided to holders of the class of affected securities and that is described in the disclosure document for the business combination.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The Canadian federal income tax consequences to a Shareholder arising from a Subsequent Acquisition Transaction are expected to be different from the tax consequences to such Shareholder of tendering its Common Shares to the Offer. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations" for a description of the expected tax consequences of both the Offer and a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

If the Offeror is unable or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Common Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Common Shares. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

Judicial Developments

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

7.     PURPOSE OF THE OFFER AND PLANS FOR IRC

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares, including Common Shares which may become outstanding upon the exercise of the Options during the Offer Period. If at least 90% of the outstanding Common Shares not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke its statutory right of Compulsory Acquisition in accordance with the provisions of Part 17 of the CBCA. If the Offer is successful but the Offeror acquires less than 90% of the outstanding Common Shares, the Offeror currently intends to pursue a Subsequent Acquisition Transaction to acquire the Common Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to IRC and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. See Section 6 of the Circular, "Acquisition of Common Shares Not Deposited".

Plans for IRC

If the Offeror acquires a majority of the Common Shares pursuant to the Offer, Franco-Nevada intends to conduct a detailed review of IRC and its Subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure, and to reconstitute the board of directors of IRC by removing all of the directors and any members of the committees thereof and appointing nominees of the Offeror in their stead.

If permitted by Securities Laws, subsequent to the completion of the Offer or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to cause IRC to apply to delist the Common Shares from the TSX and the AMEX and, if there are fewer than fifteen security holders of IRC in any province to cause IRC to cease to be a reporting issuer under applicable Canadian Securities Laws and, if there are fewer than 300 holders of record of Common Shares, to deregister the Common Shares from the U.S. Exchange Act, as described in Section 12 of this Circular, "Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing".

8.     OWNERSHIP OF SECURITIES OF IRC

Except for 3,924,000 Common Shares beneficially owned by Franco-Nevada (which Common Shares represent approximately 4.14% of the outstanding Common Shares) and 1,500 Common Shares beneficially held by Graham Farquharson, a director of Franco-Nevada (which Common Shares represent approximately less than 0.01% of the outstanding Common Shares), none of (a) the Offeror or Franco-Nevada, (b) any of the directors and officers of the Offeror or Franco-Nevada, or (c) to the knowledge of the Offeror or Franco-Nevada after reasonable enquiry, (i) each associate or affiliate of an insider of the Offeror or Franco-Nevada, (ii) an insider of the Offeror or Franco-Nevada, other than a director or officer of the Offeror, and (iii) any person or company acting jointly or in concert with the Offeror or Franco-Nevada, beneficially owns, directly or indirectly, or controls or exercises direction over any securities of IRC.

9.     TRADING IN SECURITIES OF IRC

Except for the purchase of 1,500 Common Shares at a purchase price of $3.55 per Common Share on July 15, 2009 by Graham Farquharson, a director of Franco-Nevada, none of (a) the Offeror or Franco-Nevada, (b) any of the directors and officers of the Offeror or Franco-Nevada, or (c) to the knowledge of the Offeror or Franco-

Nevada after reasonable enquiry, (i) each associate or affiliate of an insider of the Offeror or Franco-Nevada, (ii) an insider of the Offeror or Franco-Nevada, other than a director or officer of the Offeror, and (iii) any person or company acting jointly or in concert with the Offeror or Franco-Nevada, has traded in any securities of IRC during the six months preceding the date of the Offer.

There is no Person acting jointly or in concert with the Offeror and Franco-Nevada in connection with the transactions described in the Offer and Circular.

10.   ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS

There are no agreements, commitments or understandings made or proposed to be made between the Offeror or Franco-Nevada and any of the directors or officers of IRC and no payments or other benefits are proposed to be made or given by the Offeror or Franco-Nevada to such directors or officers by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful.

Except in respect of the Offer, none of (a) the Offeror or Franco-Nevada, (b) any of the directors and officers of the Offeror or Franco-Nevada, or (c) to the knowledge of the Offeror or Franco-Nevada after reasonable enquiry, (i) each associate or affiliate of an insider of the Offeror or Franco-Nevada, (ii) an insider of the Offeror or Franco-Nevada, other than a director or officer of the Offeror or Franco-Nevada, and (iii) any person or company acting jointly or in concert with the Offeror or Franco-Nevada, has any agreement, commitment or understanding to acquire securities of IRC.

There are no agreements, commitments or understandings made or proposed to be made between the Offeror or Franco-Nevada and any security holder of IRC relating to the Offer.

There are no agreements, arrangements, commitments or understandings made between the Offeror or Franco-Nevada and IRC relating to the Offer and, other than the Shareholder Rights Plan, there are no other agreements, arrangements, commitments or understandings of which the Offeror or Franco-Nevada is aware that could affect control of IRC, including an agreement with change of control provisions, a security holder agreement or a voting trust agreement that the Offeror or Franco-Nevada has access to and that can reasonably be regarded as material to a security holder of IRC in deciding whether to deposit Common Shares under the Offer.

11.   SOURCE OF FUNDS

The Offeror estimates that if it acquires all of the Common Shares pursuant to the Offer (other than Common Shares owned or controlled by the Offeror or any of its affiliates), the total amount of cash required for the purchase of the Common Shares (based on the number of Common Shares outstanding on a fully-diluted basis as of September 30, 2009, based upon publicly available information, which, for greater certainty, excludes the Common Shares owned or controlled by Franco-Nevada) under the Offer will be approximately $654.5 million. The Offeror will satisfy or arrange for the satisfaction of such funding requirements through cash to be made available to the Offeror by Franco Nevada from its existing cash resources and a committed credit facility (the "Credit Facility") in the amount of US$175 million. The Offeror's obligation to purchase the Common Shares tendered to the Offer is not subject to any financing condition. Franco-Nevada proposes to repay the Credit Facility with cash from ongoing operations.

Franco-Nevada has obtained a commitment letter (the "Commitment Letter") dated December 10, 2009 from the Bank of Montreal ("BMO") pursuant to which BMO will act as the lead arranger and bookrunner and has committed to provide, on a fully underwritten basis, the Credit Facility as described below. The Credit Facility is an amendment to the current credit facility of Franco-Nevada, increased from its current US$150 million with amendments to certain security arrangements, covenants and conditions to borrowing as well as an extension of its term to December 2012. The Credit Facility will bear interest and be subject to fees at levels that are customary for credit facilities of this kind. Voluntary repayments of the Credit Facility (in whole or in part) or permanent cancellation of a portion thereof will be permitted without penalty or premium, at the option of Franco-Nevada. The Credit Facility will contain representations and warranties, covenants and events of default that are customary in nature and scope for credit facilities of this kind. The funding commitment under the Credit Facility is subject to conditions usual in commercial lending transactions of this kind. The Offeror and

Franco-Nevada reasonably believe that the possibility is remote that, if the conditions to the completion of the Offer are satisfied or waived, the Offeror will be unable to pay for the Common Shares deposited under the Offer due to Franco-Nevada not being able to satisfy a condition to the funding that is in addition to the conditions in the Offer.

12.   EFFECT OF THE OFFER ON MARKETS FOR THE COMMON SHARES AND STOCK EXCHANGE LISTING

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares on the TSX. Among such criteria are the minimum number of Shareholders, the minimum number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. It is the intention of the Offeror to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Following completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause IRC to cease to be a reporting issuer under applicable Securities Laws.

Depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the requirements of the AMEX for continued listing and may be delisted from the AMEX. According to the AMEX's published guidelines, the AMEX would consider delisting the Common Shares if (i) the number of Common Shares publicly held is less than 200,000, (ii) the aggregate market value of publicly held Common Shares is less than US$1,000,000, and (iii) the total number of public shareholders is less than 300. Common Shares held, directly or indirectly, by an officer or director of IRC, or by any controlling shareholders or other family or concentrated holdings, ordinarily will not be considered publicly held for this purpose. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the requirements of the AMEX for continued listing and the listing of the Shares is discontinued, the market for the Common Shares could be adversely affected.

If the AMEX were to delist the Common Shares, it is possible that the Common Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through Nasdaq or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the U.S. Exchange Act as described below, and other factors. The Offeror cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be greater or less than the Offer Price.

The Common Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by IRC to the Commission if the Common Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders. The termination of the registration of the Common Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by IRC to holders of Common Shares and to the Commission and would make certain provisions of the U.S. Exchange Act, such as the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to "going private" transactions, no longer applicable to the Common Shares. In addition, "affiliates" of IRC and persons holding "restricted securities" of IRC may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the U.S. Securities Act of 1933, as amended.

Non-Resident Holders are cautioned that, if the Common Shares are not listed on a designated stock exchange (which currently includes the TSX) at the time they are disposed of (such as a disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), certain negative Canadian federal income tax consequences may arise. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Delisting of Common Shares Following Completion of the Offer". Non-resident Shareholders should consult their own tax advisors in the event the Common Shares are delisted.

13.   OTHER MATERIAL FACTS

Neither the Offeror nor Franco-Nevada is aware of any material facts concerning the securities of IRC or any other matters not disclosed in the Offer or Circular that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

14.   REGULATORY MATTERS

Competition Act

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner of Competition (the "Commissioner") and the transaction may not be completed until the expiry or termination of the applicable statutory waiting periods. Parties may not complete a proposed transaction before the end of 30 days after the day on which the information required in the pre-merger notification is received by the Commissioner, unless the initial waiting period is earlier terminated by the Commissioner or if within the initial 30 day waiting period, a supplementation information request ("SIR") has been issued pursuant to section 114 of the Competition Act. If a SIR has been issued, the parties must wait until the end of 30 days after the day on which the information required by the SIR is received by the Commissioner before completing the proposed transaction, unless the Commissioner earlier terminates the SIR waiting period.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate ("ARC") under Section 102 of the Competition Act in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner has declined to issue an ARC but has determined that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to a transaction and that as a result, the Commissioner does not intend, at that time, to make an application under section 92 of the Competition Act in respect of such transaction, it is normal practice for the Commissioner to so advise the acquiror in writing. In addition, where such no-action advice is given by the Commissioner and the parties have not notified but have provided the Commissioner with substantially similar information to that required by a pre-merger notification in their request for an ARC, it is normal practice for the Commissioner to waive the obligation to notify the proposed transaction pursuant to paragraph 113(c) of the Competition Act.

The Commissioner's review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially. The Commissioner may bring an application before the Competition Tribunal to challenge a transaction under the merger provisions of the Competition Act prior to closing of up to three years after the transaction has been substantially completed.

The acquisition of the Common Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror intends to apply for an ARC in respect of the Offer and to make a pre-merger notification filing if advisable to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that either (i) the Offeror and IRC shall have given the requisite notice required under section 114 of the Competition Act in respect of the Offer and the applicable waiting periods related to merger pre-notification under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act or been waived under paragraph 113(c) of the Competition Act and the Commissioner shall have advised the Offeror in writing (to the satisfaction of the Offeror in its sole discretion) that there are not sufficient grounds to initiate proceedings under the merger provisions of the Competition Act in respect of the purchase of Common Shares under the Offer and that the Commissioner, at that time, does not intend to make an application under section 92 of the Competition Act in respect of the purchase of Common Shares under the Offer (which advice shall not have been rescinded or amended) and the Commissioner shall not have made or threatened to make application under the Competition Act in respect of the purchase of the Common Shares under the Offer, and shall not have otherwise made or issued any communication (whether to the Offeror or otherwise), which in the sole discretion of the Offeror might make it inadvisable for the Offeror to proceed with the Offer or taking up and paying for Common Shares deposited under the Offer; or (ii) the Commissioner shall have issued an ARC in respect of the purchase of the Common Shares pursuant to Section 102 of the Competition Act and shall not have subsequently withdrawn or purported to have withdrawn such ARC prior to the acquisition by the Offeror of Common Shares deposited under the Offer or have stated or otherwise indicated that she has new information as a result of which she is no longer satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act with respect to the purchase of Common Shares under the Offer. See Section 4 of the Offer, "Conditions of the Offer".

Based on information available to it, the Offeror is of the view that the Offer can be effected in compliance with the Competition Act. However, there can be no assurance that a challenge to the completion of the Offer under the Competition Act will not be made or that, if such a challenge were made, the Offeror would prevail or would accept certain adverse conditions proposed by the Commissioner in order to complete the Offer.

Securities and Exchange Commission Relief

The Offeror is requesting from the SEC certain exemptions from sections of, and rules under, the U.S. Exchange Act, as described below with respect to the Offer.

Rule 14e-5 under the US Exchange Act, among other things, prohibits a person (and its affiliates) making a tender offer for any equity securities from, directly or indirectly, purchasing or making any arrangement to purchase those securities, or any security which is immediately convertible into or exchangeable for such securities, except pursuant to such tender offer. This prohibition applies from the time the offer is publicly announced until it expires. The Offeror intends to request that the SEC grant exemptive relief from the provisions of Rule 14e-5, subject to conditions. Under Canadian Securities Law, the Offeror is allowed to acquire, directly or indirectly, through the facilities of the TSX, an aggregate number of Common Shares not exceeding 5% of the outstanding Common Shares as of the date of the Offer. The Offeror is required to issue and file a news release forthwith after the close of business of the TSX on each day on which Common Shares are purchased disclosing, among other things, the purchaser, the number of Common Shares purchased by the purchaser on that day, the highest price paid by the purchaser for Common Shares on that day, the average price paid for the Common Shares purchased by the purchaser through the facilities of the TSX during the currency of the Offer, and the total number of securities owned by the purchaser as of the close of business of the TSX on that day. The Offeror will also file that news release with the SEC. The Offeror will not acquire Common Shares in the United States other than pursuant to the Offer.

15.   CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Offeror, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described in Section 6 of the Circular, "Acquisition of Common Shares Not Deposited". This summary is generally applicable to a Shareholder who for purposes of the Tax Act and at all relevant times deals at arm's length with and is not affiliated with Franco-Nevada, the Offeror or IRC and holds Common Shares as capital property (a "Holder"). Common Shares generally will be considered to be capital property to a

Shareholder unless the Shareholder holds such Common Shares in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In certain circumstances, a Shareholder resident in Canada whose Common Shares might not otherwise be considered capital property may make an irrevocable election under subsection 39(4) of the Tax Act to have the Common Shares and all other "Canadian securities" (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Shareholders who may not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, and counsel's understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all Tax Proposals will be enacted in their current form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of CRA, nor does it take into account or consider other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is: (i) a "financial institution" for purposes of the "mark-to-market" rules, (ii) a "specified financial institution", (iii) a Shareholder an interest in which is, or for whom a Common Share would be, a "tax shelter investment", or (iv) a Shareholder whose "functional currency" for purposes of the Tax Act is the currency of a country other than Canada, as each of these terms is defined in the Tax Act. In addition, this summary is not applicable to a Shareholder who has acquired its Common Shares on the exercise of Options. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any national, provincial, state or local tax authority. In addition, holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Holder (a "Resident Holder") who for purposes of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada.

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder.

A Resident Holder is generally required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is, throughout the relevant year, a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described under Section 6 of this Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 17 of the CBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair value of its Common Shares will be considered to have disposed of the Common Shares to the Offeror for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of any interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer". Any interest awarded to a dissenting Resident Holder by the Court must be included in computing such Resident Holder's income for the purposes of the Tax Act.

A Resident Holder that is, throughout the relevant year, a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Subsequent Acquisition Transaction

As described under Section 6 of this Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction", if the compulsory acquisition provisions of Part 17 of the CBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of IRC with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who had not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares"), which would thereafter be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder's capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for "eligible dividends" paid after 2005. There can be no assurance that any deemed dividend will be an eligible dividend.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by the Court).

Qualified Investment

As described under Section 12 of this Circular, "Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing", the Common Shares may cease to be listed on the TSX following the completion of the Offer. If the Common Shares cease to be listed on a designated stock exchange (which currently includes the TSX), the Common Shares may no longer be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (collectively, the "Deferred and Tax-Free Plans"). Shareholders that are trusts governed by a Deferred and Tax-Free Plan should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Common Shares if such shares are not qualified investments and of disposing of their Common Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on a business in Canada or elsewhere, or an "authorized foreign bank", as defined in the Tax Act. Such holders should consult with their own tax advisors.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares pursuant to the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under "Shareholders Resident in Canada — Sale Pursuant to the Offer". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Common Shares constitute "taxable Canadian property" to the Non-Resident Holder and the Non-Resident Holder is not

entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share will not constitute "taxable Canadian property" to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed at that time on a designated stock exchange (which currently includes the TSX), (b) the Non-Resident Holder, Persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such Persons, did not own 25% or more of the shares of any class or series of IRC at any time within the 60-month period immediately preceding that time, and (c) such Common Share is not deemed to be taxable Canadian property to such Non-Resident Holder for purposes of the Tax Act. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

In the event that Common Shares constitute taxable Canadian property to a particular Non-Resident Holder, but the taxable capital gain resulting from the disposition of such Common Shares is not relieved from Canadian tax under an applicable income tax convention, the tax consequences as described above under "Shareholders Residents of Canada — Sale Pursuant to the Offer" will generally apply. A Non-Resident Holder who disposes of "taxable Canadian property" must file a Canadian income tax return for the year in which the disposition occurs (unless the disposition is an "excluded disposition" (as defined in the Tax Act)). A Non-Resident Holder who disposes of taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

Any interest awarded by the Court and paid or credited to a Non-Resident Holder will generally not be subject to Canadian withholding tax. However, interest paid or credited to a Non-Resident Holder who does not deal at arm's length with the Offeror at the time of such payment, or interest paid or credited to a Non-Resident Holder that constitutes "participating debt interest" will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 6 of this Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction", the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under "Non-Residents of Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition". Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax, provided that the Non-Resident Holder deals at arm's length with the Offeror at the time of such payment or credit (as assumed above) and the interest is not "participating debt interest", as defined in the Tax Act. Non-Resident Holders whose Common Shares are being disposed of pursuant to a Subsequent Acquisition Transaction should consult their own tax advisors with respect to their particular circumstances.

Non-Resident Holders should consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing their Common Shares pursuant to the Offer.

Delisting of Common Shares Following Completion of the Offer

As described under Section 12 of this Circular, "Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing", the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on any exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a designated stock exchange (which currently includes the TSX) at the time they are disposed of:

  (a)
  the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

  (b)
  Non-Resident Holders will be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an "excluded disposition" as defined in the Tax Act);

  (c)
  Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Non-Resident Holder is entitled to relief for such tax under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident); and

  (d)
  the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares (unless the Common Shares are listed on a "recognized stock exchange").

16.   CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

ANY DISCUSSION OF TAX ISSUES SET FORTH IN THE OFFER AND CIRCULAR WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THE OFFER AND CIRCULAR. SUCH DISCUSSION WAS NOT INTENDED TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

In the opinion of Shearman & Sterling LLP, U.S. counsel to the Offeror, the following discussion summarizes the material U.S. federal tax consequences generally applicable to a U.S. Holder (as defined below) that sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described in Section 6 of the Circular, "Acquisition of Common Shares not Deposited." This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final U.S. Treasury Regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This discussion applies only to U.S. Holders that hold Common Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder in light of its particular circumstances, and it does not address any state, local, non-U.S. or alternative minimum tax consequences of the Offer or any transaction described in Section 6 of the Circular. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as: (i) banks, insurance companies, and financial institutions; (ii) broker dealers; (iii) certain former citizens or residents of the United States; (iv) traders that elect to mark-to-market; (v) tax-exempt entities; (vi) persons liable for alternative minimum tax; (vii) persons whose functional currency is not the U.S. dollar; (viii) persons holding Common Shares as part of a straddle, hedging, conversion or integrated transaction; (ix) persons who received their Common Shares in compensatory transactions; (x) holders of options, rights or other securities to acquire Common Shares; or (xi) persons that actually or constructively own 10% or more of the voting stock of IRC.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that is: (i) an individual who is a U.S. citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate that is subject to U.S. federal income tax on its worldwide income; or (iv) a trust if (a) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership that holds Common Shares, including any entity treated as a partnership for U.S. federal income tax purposes, generally will depend on the status of the partner and the activities of the partnership. Partners in such partnerships holding Common Shares and such partnerships holding Common Shares should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any holder of Common Shares, and no representation with respect to the tax consequences to any particular holder of Common Shares is made. The following summary is not binding on the IRS or the courts. Each U.S. Holder should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder in light of its particular circumstances, as well as any applicable U.S. state, local, estate, alternative minimum tax or non-U.S. tax considerations.

PFIC Status of IRC

A non-U.S. corporation is considered to be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. "Passive income" includes dividends, interest, certain rents and royalties and certain gains from the sale of commodities and securities. In determining whether a non-U.S. corporation is a PFIC, the corporation is treated as owning its proportionate share of the assets and directly receiving its proportionate share of the income of any corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

IRC disclosed in its annual report on Form 40-F filed with the SEC on March 24, 2009 that it believed that it was a PFIC for the taxable year ended December 31, 2008 and that it expected to be a PFIC for the current and subsequent taxable years, based on current business plans and financial projections as of the date of Form 40-F. The determination of whether or not IRC is a PFIC for the current taxable year ending December 31, 2009 or the subsequent taxable year will be made after the end of the applicable taxable year, and will depend upon the composition of IRC's income and assets for that taxable year. Except as discussed under "Sale Pursuant to the Offer — IRC Not a PFIC" below, the remainder of this discussion assumes that IRC will be a PFIC for the taxable year in which a U.S. Holder sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described in Section 6 of this Circular.

Sale Pursuant to the Offer

As described in detail below, a U.S. Holder's sale of Common Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder generally will be taxed in the same manner as with respect to any other sale or taxable disposition of Common Shares, including a sale on a stock or securities exchange. Because it is likely that IRC will be a PFIC for the current taxable year ending December 31, 2009 and subsequent taxable years, as described above, a U.S. Holder's sale of Common Shares pursuant to the Offer will be subject to different U.S. federal income tax treatment depending on whether the U.S. Holder (i) has made or makes an election to treat IRC as a QEF, which is referred to as a QEF election, (2) has made or makes a mark-to-market election with respect to the Common Shares, or (3) has made or makes no election and therefore is subject to the default PFIC rules described below.

QEF Election

A U.S. Holder that has made a timely QEF election with respect to its Common Shares generally will recognize capital gain or loss upon the sale of its Common Shares pursuant to the Offer equal to the difference between (i) the U.S. dollar value of the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in its Common Shares in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares is more than one year at the time of the sale. The U.S. dollar value of cash received in Canadian dollars in respect of Common Shares generally will be the U.S. dollar value determined on the basis of the spot rate on the date the Common Shares are sold. Non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation with respect to long-term capital gains. The deductibility of capital losses is subject to limitations.

Mark-to-Market Election

A U.S. Holder that has made a mark-to-market election with respect to its Common Shares generally will recognize gain or loss upon the sale of its Common Shares pursuant to the Offer equal to the difference between (i) the U.S. dollar value of the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in its Common Shares in U.S. dollars. The U.S. dollar value of cash received in Canadian dollars in respect of Common Shares generally will be the U.S. dollar value determined on the basis of the spot rate on the date the Common Shares are sold. Any gain recognized on the sale will be treated as ordinary income. Any loss generally will be treated as an ordinary loss to the extent that the amount of such loss does not exceed any mark-to-market gains previously included in income by the U.S. Holder with respect to its Common Shares.

Default PFIC Rules

A U.S. Holder that has not made a timely QEF or mark-to-market election with respect to its Common Shares generally will recognize gain or loss upon the sale of its Common Shares pursuant to the Offer equal to the difference between (i) the U.S. dollar value of the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in its Common Shares in U.S. dollars. The U.S. dollar value of cash received in Canadian dollars in respect of Common Shares generally will be the U.S. dollar value determined on the basis of the spot rate on the date the Common Shares are sold. Any gain generally will be allocated rateably over the U.S. Holder's holding period for the Common Shares. Amounts allocated to the current taxable year and to any years before IRC became a PFIC will be treated as ordinary income in the U.S. Holder's current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year IRC first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. Any loss generally will be a capital loss. The deductibility of capital losses is subject to limitations.

IRC Not a PFIC

If IRC has not been a PFIC at any time during which a U.S. Holder has owned Common Shares, a U.S. Holder generally will recognize capital gain or loss upon the sale of its Common Shares pursuant to the Offer equal to the difference between (i) the U.S. dollar value of the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in its Common Shares in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares is more than one year at the time of the sale. The U.S. dollar value of cash received in Canadian dollars in respect of Common Shares generally will be the U.S. dollar value determined on the basis of the spot rate on the date the Common Shares are sold. Non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation with respect to long-term capital gains. The deductibility of capital losses is subject to limitations.

Compulsory Acquisition

As described under Section 6 of this Circular, "Acquisition of Common Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 17 of the CBCA. A U.S. Holder that disposes of its Common Shares pursuant to a Compulsory Acquisition generally will be treated as described in the appropriate subsection under "Sale Pursuant to the Offer" above, depending on whether the U.S. Holder has made a QEF election, a mark-to-market election or no election with respect to its Common Shares.

A U.S. Holder that dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair market value of its Common Shares will be considered to have disposed of the Common Shares to the Offeror. Such a U.S. Holder generally will be treated as described in the appropriate subsection under "Sale Pursuant to the Offer" above, depending on whether the U.S. Holder has made a QEF election, a mark-to-market election or no election with respect to its Common Shares. The amount of any interest paid to a U.S. Holder that dissents generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Subsequent Acquisition Transaction

As described under Section 6 of this Circular, "Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction", if the compulsory acquisition provisions of Part 17 of the CBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transaction. The U.S. federal income tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. In general, however, to the extent that a U.S. Holder receives solely cash in exchange for its Common Shares (or receives Redeemable Shares that are immediately redeemed for cash as described under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction"), the U.S. Holder generally should be treated as described in the appropriate subsection under "Sale Pursuant to the Offer" above, depending on whether the U.S. Holder has made a QEF election, a mark-to-market election or no election with respect to its Common Shares. As described under, "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction," however, in certain potential Subsequent Acquisition Transactions a U.S. Holder may realize a deemed dividend for Canadian tax purposes that would be subject to Canadian withholding tax. A U.S. Holder would need to consult its own tax advisors regarding the possibility of obtaining a U.S. foreign tax credit for any Canadian tax withheld from a deemed dividend. A U.S. Holder that dissents in a Subsequent Acquisition Transaction generally should be treated in the same manner as a U.S. Holder that dissents in a Compulsory Acquisition, as described above.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Information Reporting and Backup Withholding

A U.S. Holder that sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to one of the transactions described above may be required to file IRS Form 8621 with its U.S. federal income tax return if IRC is a PFIC. U.S. Holders should consult their own tax advisors regarding any reporting requirements applicable to their disposition of Common Shares.

Proceeds from the sale of Common Shares pursuant to the Offer or the transactions described in Section 6 of this Circular within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Backup withholding may be credited against a U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

 17.   DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged Computershare Investor Services Inc. to act as depositary for the receipt of certificates in respect of Common Shares (and Rights Certificates, if applicable) and related Letters of Transmittal deposited under the Offer. The Depositary has also been engaged to receive Notices of Guaranteed Delivery deposited under the Offer and to make the payments for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary to accept the Offer.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its address shown on the last page of this document.

The Offeror has retained Kingsdale Shareholder Services Inc. as the information agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders and may contact Shareholders by mail, telephone, telecopy, email or in person. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Information Agent against certain liabilities that may arise out of the performance of its obligations as an information agent.

Questions and requests for assistance may be directed to the Information Agent at 1-877-659-1818 (toll free) or 416-867-2272 (outside North America).

18.   DEALER MANAGERS

The Offeror has retained BMO Nesbitt Burns Inc. (in Canada) and BMO Capital Markets Corp. (in the United States) as dealer managers. The Dealer Managers have undertaken to perform services in Canada and the United States in connection with the Offer as are customarily performed by securities firms in connection with takeover bids, including using reasonable efforts to solicit the tender of Common Shares from Shareholders resident in Canada and in the United States, as the case may be, pursuant to the Offer as permitted by Securities Laws. The Dealer Managers will be reimbursed by the Offeror for all reasonable expenses related to the Offer and will be indemnified against certain liabilities, including liabilities in connection with the Offer.

Except as set forth above, the Offeror does not have any agreements or arrangements in place to pay any expenses, fees or commissions to any broker, dealer or other Person for soliciting tenders of Common Shares pursuant to the Offer. The Offeror may at any time choose to retain one or more persons to make solicitations in respect of the Offer, including through the formation of a soliciting dealer group.

19.   LEGAL MATTERS

Legal matters on behalf of the Offeror and Franco-Nevada will be passed upon by Goodmans LLP, Canadian counsel to the Offeror and Franco-Nevada, and Shearman & Sterling LLP, U.S. counsel to the Offeror and Franco-Nevada.

20.   STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of IRC with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

21.   APPROVAL OF OFFER AND TAKE-OVER BID CIRCULAR

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of each of the Offeror and Franco-Nevada.

CONSENT

TO:	The Directors of 7293275 Canada Inc.
AND TO:	The Directors of Franco-Nevada Corporation

We refer to the offer of 7293275 Canada Inc. to acquire any and all of the common shares of International Royalty Corporation dated December 14, 2009 (the "Offer").

We hereby consent to the use of our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the Offer.

Toronto, Ontario December 14, 2009
(Signed) GOODMANS LLP

CONSENT

TO:	The Directors of 7293275 Canada Inc.
AND TO:	The Directors of Franco-Nevada Corporation

We refer to the offer of 7293275 Canada Inc. to acquire any and all of the common shares of International Royalty Corporation dated December 14, 2009 (the "Offer").

We hereby consent to the use of our opinion contained under "Certain U.S. Federal Income Tax Considerations" in the take-over bid circular accompanying the Offer.

Toronto, Ontario December 14, 2009
(Signed) SHEARMAN & STERLING LLP

CERTIFICATE OF THE OFFEROR

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: December 14, 2009

7293275 CANADA INC.
(Signed) DAVID HARQUAIL Chief Executive Officer and Director	(Signed) ALEX MORRISON Chief Financial Officer and Director
(Signed) SHARON DOWDALL Director

 CERTIFICATE OF FRANCO-NEVADA

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: December 14, 2009

FRANCO-NEVADA CORPORATION
(Signed) DAVID HARQUAIL Chief Executive Officer	(Signed) ALEX MORRISON Chief Financial Officer
(Signed) PIERRE LASSONDE Director	(Signed) GRAHAM FARQUHARSON Director

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, Hand or Courier
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5H 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
North American Toll Free Phone: 1-800-564-6253
E-mail corporateactions@computershare.com Facsimile: 1-905-771-4082 Overseas: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-877-659-1818

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

BMO NESBITT BURNS INC. 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1H3 Telephone: 1-866-246-7345 Facsimile: 416-359-4459	BMO CAPITAL MARKETS CORP. 3 Time Square New York, New York 10036 Telephone: 1-866-246-7345

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, Information Agent or the Dealer Managers at their respective telephone numbers and locations set forth above. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary, Information Agent, Dealer Managers (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
for deposit of Common Shares of

INTERNATIONAL ROYALTY CORPORATION
pursuant to the Offer dated December 14, 2009,
made by
7293275 CANADA INC.
a wholly-owned direct subsidiary of
FRANCO-NEVADA CORPORATION

        This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, together with all other documents required by this Letter of Transmittal, must accompany the certificates ("Share Certificates") representing common shares in the capital of International Royalty Corporation ("IRC") together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of IRC, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of IRC deposited pursuant to the offer (the "Offer") dated December 14, 2009 made by 7293275 Canada Inc. (the "Offeror"), a wholly-owned subsidiary of Franco-Nevada Corporation, to purchase the Common Shares. The Offer will be open for acceptance until 8:00 p.m., (Toronto time), on January 19, 2010 (the "Expiry Time"), unless withdrawn or extended.

        The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have their respective meanings set out in the Offer and the take-over bid circular accompanying and forming part of the Offer (the "Circular") dated December 14, 2009.

        This Letter of Transmittal is to be used for the deposit of Common Shares (including the associated SRP Rights). Depositing Shareholders may use this Letter of Transmittal if Share Certificate(s) and, if applicable, Rights Certificate(s), representing Common Shares (including the associated SRP Rights) are to be forwarded herewith. Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS Clearing and Depository Services Inc. ("CDS"), provided that the Depositary has received a Book-Entry Confirmation through the CDS on-line tendering system pursuant to which book-entry transfers may be effected. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by the Depository Trust and Clearing Corporation ("DTC"), provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and any other required documents, are received by the Depositary at its office in Toronto, Ontario, Canada at or prior to the Expiry Time. Any institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer into the Depositary's account at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiry Time, or the tendering Shareholder must comply with the procedures for guaranteed delivery described under "Procedures for Guaranteed Delivery" for a valid tender of the Common Shares by book-entry transfer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. See Section 3 of the Offer, "Manner of Acceptance — Book-Entry Transfer".

        A Shareholder who wishes to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and whose Common Shares (including the associated SRP Rights) are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee in order to take the necessary steps to deposit such Common Shares pursuant to the Offer.

        Shareholders who wish to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and (i) whose Share Certificate(s) and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s), representing such Common Shares (including the associated SRP Rights) are not immediately available, (ii) Share Certificate(s) and, if applicable, Rights Certificate(s) representing such Common Shares (including the associated SRP Rights), and all other documents required by this Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, may nevertheless deposit such Common Shares (including the associated SRP Rights) pursuant to the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedures for Guaranteed Delivery". See Instruction 2. Please carefully read the instructions set out herein before completing this Letter of Transmittal.

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TO:	7293275 CANADA INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

        The undersigned hereby deposits the Common Shares (including the associated SRP Rights) described below and, subject only to the provisions of the Offer regarding withdrawal, the undersigned hereby irrevocably accepts the offer for such Common Shares (including the associated SRP Rights) upon the terms and conditions contained in the Offer. Shareholders who have deposited common shares in the capital of IRC pursuant to the Offer will be deemed to have deposited the SRP Rights associated therewith. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. Shareholders are required to deposit one SRP Right for each common share in the capital of IRC in order to effect a valid deposit of such Common Share (or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto). The following are the details of the Share Certificate(s) and, if applicable, the Rights Certificate(s) representing the Common Shares being deposited pursuant to this Letter of Transmittal:

COMMON SHARES
Name(s) in which Registered(1)	Certificate Number(s)(1)	Number of Common Shares Represented by Certificate(1)	Number of Common Shares Deposited (see Section 6 of the Instructions for Partial Tenders)

TOTAL COMMON SHARES:

SRP RIGHTS (To be completed if necessary(2))
Name(s) in which Registered(1)	Certificate Number(s)	Number of SRP Rights Represented by Certificate(1)	Number of SRP Rights Deposited (see Section 6 of the Instructions for Partial Tenders)

TOTAL SRP RIGHTS:

(1)
Need not be completed if transfer is made by book entry.

(2)
Need not be completed if the Separation Time has not occurred prior to the Expiry Time.

(Attach list in the above form, if necessary)

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The following procedures must be followed in order to effect the valid deposit of SRP Rights: (i) if the Separation Time does not occur prior to the Expiry Time, a deposit of common shares in the capital of IRC by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that the undersigned deposits its Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of common shares in the capital of IRC deposited must be delivered to the Depositary; or (iii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders prior to the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below in Section 2 of the Instructions. In any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing the associated SRP Rights deposited pursuant to the Offer to the Depositary, prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive Rights Certificate(s) from the undersigned representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

The undersigned:

  (a)
  acknowledges receipt of the Offer and accompanying Circular;

  (b)
  delivers to you the enclosed Share Certificate(s) and, if applicable, Rights Certificate(s) representing Common Shares (including the associated SRP Rights) being deposited pursuant to the Offer as set forth above and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of such Common Shares (including the associated SRP Rights) (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Shares, including any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, distributed, issued, made or transferred (other than the cash dividends, distributions or payments in respect of which the Offer Price payable by the Offeror has been reduced pursuant to Section 9 of the Offer, "Changes in Capitalization, Dividends, Distributions and Liens"), on or in respect of the Purchased Shares on or after the Offer Commencement Date (collectively, the "Other Securities");

  (c)
  agrees that, if IRC should declare, pay or make any dividend, or make any other distribution or issue any Other Securities which is or are payable or distributable to the Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of IRC in respect of Common Shares accepted for purchase pursuant to the Offer, then (i) in the case of cash dividends, distributions or payments, in the event the Offeror elects to waive its condition with respect thereto as described in clause (n) of Section 4 of the Offer, "Conditions of the Offer", the aggregate Offer Price payable by the Offeror pursuant to the Offer will be reduced by the aggregate amount of any such cash dividends, distributions or payments, and (ii) in the case of any non-cash dividends, distributions, payments, securities, rights, assets or other interests, in the event the Offeror elects to waive its condition with respect thereto as described in clause (n) of Section 4 of the Offer, "Conditions of the Offer", the whole of any such non-cash dividends, distributions, payments, securities, rights, assets or other interests will be received and held by the undersigned for the account of the Offeror and will be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation for transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such non-cash dividends, distributions, payments, securities, rights, assets or other interests and may withhold the entire Offer Price payable by the Offeror pursuant to the Offer or deduct from the Offer Price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

  (d)
  represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Securities) and has not sold, assigned or transferred or

4

    agreed to sell, assign or transfer any of the Purchased Shares (and any Other Securities) to any other Person;

  (e)
  represents and warrants that the undersigned owns all of the Purchased Shares (and any Other Securities) being deposited within the meaning of Securities Laws;

  (f)
  represents and warrants that the deposit of the Purchased Shares (and any Other Securities) complies with Securities Laws;

  (g)
  represents and warrants that when the Purchased Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title to the Purchased Shares (and any Other Securities), free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

  (h)
  represents and warrants that the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal;

  (i)
  acknowledges and agrees that the execution of this Letter of Transmittal by the undersigned (or, in the case of Common Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation and, in the case of DTC accounts, this Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of this Letter of Transmittal) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), certain officers of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares (and any Other Securities) with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of the Purchased Shares and any Other Securities on the appropriate register of holders maintained by IRC, (ii) to exercise any and all of the rights of the undersigned in respect of such Purchased Shares and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of such Purchased Shares and/or Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment(s) thereof) of holders of securities of IRC, and (iii) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, any and all cheques or other instruments respecting any distribution payable to or to the order of the undersigned in respect of such Purchased Shares and/or Other Securities;

  (j)
  agrees, upon the execution of this Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, receipt by the Depositary of a Book-Entry Confirmation and, in the case of DTC accounts, this Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of this Letter of Transmittal), effective from and after the Effective Date, (i) not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournment(s) thereof) of holders of securities of IRC, (ii) not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and (iii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the Person(s) specified by the Offeror as the proxy or the proxy nominee(s) of the holder in respect of the Purchased Shares and/or Other Securities;

  (k)
  agrees that, upon such designation, all prior proxies given by the undersigned with respect to the Purchased Shares and/or Other Securities shall be revoked and no subsequent proxies may be given by the undersigned with respect thereto;

5

  (l)
  agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be;

  (m)
  agrees that all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction or non-satisfaction of any condition), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Common Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery shall be determined by the Offeror, in its sole discretion, and that such determination shall be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction and to waive any defect or irregularity in any deposit or notice of withdrawal with respect to any Common Shares and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer, and (ii) there shall be no duty or obligation upon the Offeror, the Depositary, the Dealer Managers, the Information Agent or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice; and

  (n)
  directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Shares, to (i) issue or cause to be issued cheque(s) in the full amount to which the undersigned is entitled in respect of the Purchased Shares deposited pursuant to the Offer, in the name indicated below, and to send such cheque(s) to the address of the undersigned, or hold the same for pickup, as indicated below, and (ii) return any Share Certificate(s) and, if applicable, any Rights Certificate(s), representing Common Shares not purchased to the address indicated in Block A (and if no name, address or delivery instructions are so indicated, to the undersigned at the address of the undersigned as it appears on the applicable securities register of IRC).

        By reason of the use of an English language form of the Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English Language. En raison de l'usage d'une version anglaise de la présente lettre de transmission, le soussigné est réputé avoir demandé que tout contrat attesté par l'offre, telle qu'elle est aceptée au moyen de cette letter de transmission, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

6

 SHAREHOLDER INFORMATION AND INSTRUCTIONS

        Under the Offer, the undersigned hereby agrees to receive for the Purchased Shares $6.75 in cash for each deposited Common Share (including the associated SRP Right) payable in Canadian funds by cheque made payable as per the instructions in this Letter of Transmittal. Before signing this Letter of Transmittal, please carefully review and complete the following boxes, as appropriate.

7

BLOCK A PAYMENT INSTRUCTIONS ISSUE CHEQUE PAYABLE IN THE NAME OF (please print or type):

                                  BLOCK B
                   DELIVERY INSTRUCTIONS

SEND CHEQUE, SHARE CERTIFICATE(S) AND, IF APPLICABLE, RIGHTS CERTIFICATE(S) REPRESENTING COMMON SHARES NOT DEPOSITED OR ACCEPTED (UNLESS BLOCK C IS CHECKED) TO
(please print or type):

☐ Same address as Box A or to:
(Name) (Address) (City and Province or State) (Country and Postal/Zip Code) (Telephone — Business Hours) (Social Insurance or Social Security No.)	(Name) (Address) (City and Province or State) (Country and Postal/Zip Code) (Telephone — Business Hours) (Social Insurance or Social Security No.)
U.S. residents/citizens must provide their Taxpayer Identification Number
                                    BLOCK C
☐    HOLD CHEQUE, SHARE CERTIFICATE(S) AND, IF
        APPLICABLE, RIGHTS CERTIFICATE(S)
        REPRESENTING COMMON SHARES NOT
        DEPOSITED OR ACCEPTED, FOR PICKUP AT THE
        OFFICE OF THE DEPOSITARY WHERE THIS LETTER
        OF TRANSMITTAL IS DEPOSITED

8

BLOCK D
DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY (see Section 2 of the Instructions)
☐ CHECK HERE IF COMMON SHARES (OR SRP RIGHTS) ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):
Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BLOCK E
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER (see Section 8 of the Instructions)
The Shareholder signing above represents that the member of the soliciting dealer group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Registered Representative) (Telephone Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Section 4 of the Instructions):
Dated: , 20 .

Authorized Signature	Signature of Shareholder or Authorized Representative (see Section 5 of the Instructions)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type)

Area Code & Telephone Number during Business Hours:

( )

9

Form W-9 (Rev. October 2007) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.

Print or type
        See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box:	☐ Individual/Sole proprietor	☐ Corporation	☐ Partnership	☐ Exempt
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) > ......				payee
☐ Other (see instructions) >

Address (number, street, and apt. or suite no.)				Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

  Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number	or	Employer identification number

  Part II Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person	Date

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

     Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

     1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

     2. Certify that you are not subject to backup withholding, or

     3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien,

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

• An estate (other than a foreign estate), or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 10-2007)

9

Form W-9 (Rev. 10-2007)	Page 2

     The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

• The U.S. owner of a disregarded entity and not the entity,

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

     If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

     1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

     2. The treaty article addressing the income.

     3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

     4. The type and amount of income that qualifies for the exemption from tax.

     5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

     Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

     If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

     You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

     Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

     Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

     If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). Check the "Limited liability company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided.

     For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line.

     For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

10

Form W-9 (Rev. 10-2007)	Page 3

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

     The following payees are exempt from backup withholding:

     1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

     2. The United States or any of its agencies or instrumentalities,

     3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

     4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

     5. An international organization or any of its agencies or instrumentalities.

     Other payees that may be exempt from backup withholding include:

     6. A corporation,

     7. A foreign central bank of issue,

     8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

     9. A futures commission merchant registered with the Commodity Futures Trading Commission,

     10. A real estate investment trust,

     11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

     12. A common trust fund operated by a bank under section 584(a),

     13. A financial institution,

     14. A middleman known in the investment community as a nominee or custodian, or

     15. A trust exempt from tax under section 664 or described in section 4947.

     The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 9

Broker transactions	Exempt payees 1 through 13. Also, a person registered under the investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt payees 1 through 5

Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 7[2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

     If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

     If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

     If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

     For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

     1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

     2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

     3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

11

Form W-9 (Rev. 10-2007)	Page 4

     4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

     5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:			Give name and SSN of:

1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor [2]
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual		The owner [3]

For this type of account:			Give name and EIN of:

6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		Legal entity [4]
8.	Corporate or LLC electing corporate status on Form 8832		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3 You must show your individual name and you may also enter your business or "DBA" name on the second line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

     To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

     Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

     Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

     The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

     If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

     Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

     You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

12

 INSTRUCTIONS

1.
Use of Letter of Transmittal.

(a)
This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile copy thereof, relating to the Purchased Shares (and any Other Securities) with the signatures guaranteed by an Eligible Institution, if required under Section 4 below, together with the accompanying Share Certificate(s) and, if applicable, Rights Certificate(s), representing such Purchased Shares (or alternatively, a book-entry transfer for Shareholders accepting the Offer by following the procedures for book-entry transfer established by CDS or DTC, as applicable), and all other documents required by this Letter of Transmittal must be received by the Depositary at one of the addresses specified herein prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in section 2 below are employed. Shareholders accepting the Offer using book-entry transfer must ensure that the required documents are sent to the Depositary at its addresses specified herein.

(b)
The method used to deliver this Letter of Transmittal, any accompanying Share Certificate(s) and, if applicable, Rights Certificate(s) representing Purchased Shares, and all other documents required by this Letter of Transmittal is at the option and risk of the Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that such documents be delivered by hand to the Depositary, at its hand delivery address specified herein, and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary prior to the Expiry Time. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares. Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing the Common Shares under the terms of the Offer.

2.
Procedures for Guaranteed Delivery.    If a Shareholder wishes to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and (i) the Share Certificate(s) and/or, if applicable, Rights Certificate(s) representing such Common Shares are not immediately available, (ii) the Share Certificate(s) and/or, if applicable, Rights Certificate(s), representing such Common Shares and all other documents required by this Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, such Common Shares (including the associated SRP Rights) may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)
such a deposit is made by or through an Eligible Institution (as defined below);

(b)
a properly completed and duly executed Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time;

(c)
the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s), representing deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a

13

    manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

  (d)
  if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by bank-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

  The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office set forth in the Notice of Guaranteed Delivery no later than the Expiry Time.

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.
Signatures.    This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with Section 5 below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s) and, if applicable, the accompanying Rights Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and such certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a Person other than the registered owner(s) of the accompanying Share Certificate(s) and, if applicable, the accompanying Rights Certificate(s), or if cheque(s) are to be issued to a Person other than the registered owner(s), or if the Share Certificate(s) and, if applicable, Rights Certificate(s), representing Common Shares (including the associated SRP Rights) for which the Offer has not been accepted are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by IRC or its transfer agent:

(i)
such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on such certificate(s) and must be guaranteed as noted in Section 4 of the Instructions below.

4.
Guarantee of Signatures.    If this Letter of Transmittal is executed by a Person other than the registered owner(s) of the Purchased Shares, if the cheque(s) are to be issued to a Person other than such registered owner(s), or if the Share Certificate(s) and, if applicable, the Rights Certificates, representing Common

14

  Shares (including the associated SRP Rights) not purchased by the Offeror are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by IRC or its transfer agent, such signature must be guaranteed by an Eligible Institution, or in another manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.
Fiduciaries, Representatives and Authorizations.    Where this Letter of Transmittal is executed by a Person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other Person acting in a representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at its discretion, may require additional evidence of such authority or additional documentation.

6.
Partial Tenders (not required for Shareholders who tender by book-entry transfer). If fewer than the total number of Common Shares (including the associated SRP Rights) evidenced by any Share Certificate(s) and, if applicable, Rights Certificates, accompanying this Letter of Transmittal are to be deposited pursuant to the Offer, fill in the number of Common Shares (including the associated SRP Rights, if necessary) to be deposited in the appropriate space on this Letter of Transmittal. In such case, new Share Certificate(s) and, if applicable, Rights Certificate(s), for the number of Common Shares (including the associated SRP Rights) not deposited will be sent to the registered owner(s) as soon as practicable after the Expiry Time. The total number of Common Shares (including the associated SRP Rights) evidenced by all certificate(s) delivered will be deemed to have been deposited unless otherwise indicated on this Letter of Transmittal.

7.
Delivery Instructions.    If any cheque(s) are to be sent to or, if Share Certificate(s) and, if applicable, Rights Certificate(s) are to be returned to a Person at an address other than the address of the Shareholder as it appears in Block A of this Letter of Transmittal, entitled "Payment Instructions", then the Shareholder must complete Block B of this Letter of Transmittal, entitled "Delivery Instructions". If Block B is not completed, such cheque(s) and/or certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the register of Shareholders maintained by IRC or its transfer agent. Any cheque(s) and/or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

8.
Solicitation.    Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block E on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.
Form W-9 for U.S. Shareholders Only.    U.S. federal income tax law generally requires a Shareholder who is a "U.S. person," as defined on the enclosed Form W-9 (a "U.S. Shareholder") and who receives cash in exchange for Common Shares to provide the Depositary with his, her or its correct Taxpayer Identification Number ("TIN"), which, in the case of a U.S. Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such U.S. Shareholder may be subject to penalties imposed by the U.S. Internal Revenue Service (the "IRS") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained provided the required information is furnished to the IRS in a timely manner. To prevent backup withholding, each U.S. Shareholder must provide his, her or its correct TIN by completing the Form W-9 set forth in this document, which requires such U.S. Shareholder to certify under penalties of perjury, (a) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN), (b) that (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that he, she or it is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the IRS has notified the U.S. Shareholder that he, she or it is no longer subject to backup withholding, and (c) that the U.S. Shareholder is a U.S. citizen or other U.S. person. Exempt U.S. Shareholders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Form W-9, check the box labelled "Exempt payee" and sign and date the form. See the enclosed instructions to Form W-9 (the "W-9 Instructions") for additional instructions. If Common

15

  Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report. If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part I of the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such U.S. Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the IRS. A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH U.S. SHAREHOLDER PURSUANT TO THE OFFER.

10.
Miscellaneous.

(a)
If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s) and, if applicable, Rights Certificate(s), for the Purchased Shares (including the associated SRP Rights), additional certificate numbers and the number of common shares in the capital of IRC and, if necessary, the number of associated SRP Rights, may be included on a separate signed list affixed to this Letter of Transmittal.

(b)
If the Purchased Shares (including the associated SRP Rights) are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
If Share Certificate(s) and, if applicable, Rights Certificate(s), representing the Purchased Shares (including the associated SRP Rights) are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile copy thereof) must accompany each such delivery.

(d)
No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Shares for payment.

(e)
The Offer and any agreement resulting from the acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(f)
Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at their respective offices at the addresses listed on the last page of this Letter of Transmittal or through the Internet at www.sedar.com under the issuer filings of IRC.

(g)
Before completing this Letter of Transmittal, Shareholders are urged to read the accompanying Offer and Circular.

(h)
The Offeror reserves the right, in accordance with applicable law, to permit a Shareholder to accept the Offer in a manner other than as set out herein.

11.
Commissions and Stock Transfer Taxes.    No brokerage fees or commissions will be payable if the Offer is accepted by depositing Common Shares (including the associated SRP Rights) directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Shares (and any Other Securities) to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if certificate(s) representing Purchased Shares not deposited or purchased are to be registered in the name of, any person other than the registered owner(s), or if certificate(s) representing Purchased Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person

16

  will be payable by such person or the registered owner which may include a deduction from the Offer Price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

12.
Lost Certificates.    If a any Share Certificate(s) and/or, if applicable, any Rights Certificate(s), has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

13.
Privacy Notice.    The Depositary is committed to protecting your personal information. In the course of providing services to you and corporate clients, the Depositary receives non-public personal information about you (e.g. from transactions the Depositary performs for you, forms you send to the Depositary, or other communications the Depositary has with you or your representatives, etc.). This information could include your name, address, social insurance number, securities holding and other financial information. The Depositary uses this information to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at the Depositary's website, www.computershare.com, or by writing to the Depositary at its addresses set forth in this Letter of Transmittal. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

14.
Assistance.    The Depositary, the Information Agent, the Dealer Managers, or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for contact information). Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee if they wish to accept the Offer.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE THEREOF (TOGETHER WITH SHARE CERTIFICATE(S) AND, IF APPLICABLE, ANY RIGHTS CERTIFICATE(S), REPRESENTING THE COMMON SHARES BEING DEPOSITED AND ALL OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

17

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, Hand or Courier
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5H 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
North American Toll Free Phone: 1-800-564-6253
E-mail corporateactions@computershare.com Facsimile: 1-905-771-4082 Overseas: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-877-659-1818

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

BMO NESBITT BURNS INC. 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1H3 Telephone: 1-866-246-7345 Facsimile: 416-359-4459	BMO CAPITAL MARKETS CORP. 3 Time Square New York, New York 10036 Telephone: 1-866-246-7345

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for deposit of Common Shares of
INTERNATIONAL ROYALTY CORPORATION
pursuant to the Offer dated December 14, 2009,
made by
7293275 CANADA INC.
a wholly-owned direct subsidiary of
FRANCO-NEVADA CORPORATION

        The terms and conditions set forth in the offer (the "Offer") and the take-over bid circular accompanying and forming part of the Offer (the "Circular") each dated December 14, 2009 of 7293275 Canada Inc. (the "Offeror"), a wholly-owned subsidiary of Franco-Nevada Corporation, are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery have the respective meanings set out in the Offer and Circular.

        This Notice of Guaranteed Delivery, or a manually executed facsimile hereof, must be used to accept the Offer made by the Offeror for all of the issued and outstanding common shares in the capital of International Royalty Corporation ("IRC"), together with the associated rights issued and outstanding under the shareholder rights plan of IRC (the "SRP Rights" and, together with the common shares of IRC, the "Common Shares"), if (i) certificate(s) representing Common Shares ("Share Certificates") and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s) representing the associated SRP Rights, are not immediately available, (ii) the Share Certificate(s) and, if applicable, Rights Certificate(s) representing such Common Shares (including the associated SRP Rights), and all other documents required by the Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer, as set forth in the Offer, cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time. Such Common Shares (including the associated SRP Rights) may be deposited pursuant to the Offer by following the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

  (a)
  such a deposit is made by or through an Eligible Institution (as defined below);

  (b)
  a properly completed and duly executed copy of this Notice of Guaranteed Delivery (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary at its office set forth in this Notice of Guaranteed Delivery on or prior to the Expiry Time;

  (c)
  the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in this Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

  (d)
  if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in this Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX, after the date, if any, that Rights Certificates are distributed to Shareholders.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

        The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of: (i) the Share Certificate(s) (or a Book-Entry Confirmation) and, if applicable, Rights Certificate(s), representing the deposited Common Shares (including the associated SRP Rights) in proper form for transfer, in each case together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in this Notice of Guaranteed Delivery on or before 8:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and (ii) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile copy thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Depositary at its office set forth in this Notice of Guaranteed Delivery on or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSX, after the date, if any, that Rights Certificates are distributed to Shareholders.

        The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Common Shares on the Offer Price payable in respect of a deposited Common Share regardless of any delay in making such payment, and that the Offer Price for a Common Share deposited pursuant to the procedures for guaranteed delivery will be the same as that for a Common Share delivered to the Depositary prior to the Expiry Time, even if the common shares in the capital of IRC and, if applicable, the associated SRP Rights, to be delivered pursuant to the procedures for guaranteed delivery are not so delivered to the Depositary, and therefore payment by the Depositary on account of a deposited Common Share is not made until after the take up and payment for the Common Shares under the Offer.

        This Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery. This Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office set forth in this Notice of Guaranteed Delivery no later than the Expiry Time.

2

        DO NOT SEND SHARE CERTIFICATE(S) AND/OR, IF APPLICABLE, RIGHTS CERTIFICATE(S), WITH THIS NOTICE OF GUARANTEED DELIVERY. SHARE CERTIFICATE(S) AND/OR, IF APPLICABLE, RIGHTS CERTIFICATE(S), MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

        SHAREHOLDERS SHOULD CONTACT THE DEALER MANAGERS, THE DEPOSITARY, THE INFORMATION AGENT OR A BROKER OR DEALER FOR ASSISTANCE IN ACCEPTING THE OFFER AND IN DEPOSITING COMMON SHARES (INCLUDING THE ASSOCIATED SRP RIGHTS) WITH THE DEPOSITARY. THEIR CONTACT DETAILS ARE PROVIDED AT THE END OF THE OFFER AND CIRCULAR.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

3

TO:	7293275 CANADA INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail	By Hand or Courier	By Facsimile
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	1-905-771-4082

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares (including the associated SRP Rights) described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Section 2 of the Instructions in the Letter of Transmittal. IRC Shareholders who have deposited common shares in the capital of IRC pursuant to the Offer will be deemed to have deposited the SRP Rights associated therewith. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. IRC Shareholders are required to deposit one SRP Right for each common share in the capital of IRC in order to effect a valid deposit of such Common Share or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, must be received by the Depository.

COMMON SHARES
Name(s) in which Registered(1)	Certificate Number(s)	Number of Common Shares Represented by Certificate(1)	Number of Common Shares Deposited

TOTAL COMMON SHARES:

(1)
Need not be completed if transfer is made by book-entry.

SRP RIGHTS (To be completed if necessary(2))
Name(s) in which Registered(1)	Certificate Number(s)	Number of SRP Rights Represented by Certificate(1)	Number of SRP Rights Deposited (see Item 6 of the Instructions for Partial Tenders

TOTAL SRP RIGHTS:

(1)
Need not be completed if transfer is made by book-entry.

(2)
Need not be completed if the Separation Time has not occurred prior to the Expiry Time.

(Attach list in the above form, if necessary)

4

The following procedures must be followed in order to effect the valid deposit of SRP Rights: (i) if the Separation Time does not occur prior to the Expiry Time, a deposit of common shares in the capital of IRC by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the Expiry Time, Rights Certificate(s) representing SRP Rights equal in number to the number of common shares in the capital of IRC deposited must be delivered to the Depositary; or (iii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders prior to the Expiry Time, the undersigned may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described herein. In any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing the associated SRP Rights deposited pursuant to the Offer to the Depositary, on or before 8:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive Rights Certificate(s) from the undersigned representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

PLEASE SIGN AND COMPLETE

Signature(s):

Address:
(Postal/Zip Code)

Name(s):

Capacity (full title), if in a representative capacity:

Area Code and Telephone Number:	Taxpayer Identification, Social Insurance or Social Security Number:

Dated:

GUARANTEE
(Not to be used for signature guarantees)

The undersigned, an Eligible Institution, hereby guarantees delivery to the office of the Depositary, at its office specified on page 4 hereof, of the certificate(s) representing Common Shares (including, if applicable, the Rights Certificate(s) representing the associated SRP Rights) tendered hereby, in proper form for transfer, together with a Letter of Transmittal, or manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal, or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal, all on or before 8:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Date:

Firm

	(Authorized Signature)	(Please print Name)

	(Address)	(Area Code and Telephone Number)

5

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, Hand or Courier
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5H 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
North American Toll Free Phone: 1-800-564-6253
E-mail corporateactions@computershare.com Facsimile: 1-905-771-4082 Overseas: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-877-659-1818

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

BMO NESBITT BURNS INC. 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1H3 Telephone: 1-866-246-7345 Facsimile: 416-359-4459	BMO CAPITAL MARKETS CORP. 3 Time Square New York, New York 10036 Telephone: 1-866-246-7345

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of International Royalty Corporation

December 14, 2009

7293275 CANADA INC.

a wholly-owned direct subsidiary of

FRANCO-NEVADA CORPORATION

Notice of Offer to Purchase any and all of the issued and outstanding Common Shares of

INTERNATIONAL ROYALTY CORPORATION

on the basis of C$6.75 in cash per Common Share

7293275 Canada Inc. (the "Offeror"), a wholly-owned direct subsidiary of Franco-Nevada Corporation ("Franco-Nevada"), hereby offers (the "Offer") to purchase, at a purchase price of C$6.75 in cash per share (the "Offer Price"), any and all of the issued and outstanding common shares in the capital of International Royalty Corporation ("IRC") together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of IRC, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of IRC (the "Shareholder Rights Plan"), including Common Shares that may become issued and outstanding after the date of this Offer upon the exercise, conversion, exchange or settlement of any securities of IRC (including outstanding options to acquire Common Shares ("Options") granted under the stock option plan of IRC, as amended from time to time, as of the date of the Offer, but excluding the SRP Rights) that are convertible into, exchangeable or exercisable for Common Shares. The Offer Price is subject to adjustment in the case of payment by IRC of certain dividends. The Offer is set forth in the offer to purchase and related circular dated December 14, 2009 (the "Offer and Circular"), a copy of which is being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission and which will be available through the Internet under IRC's profile at www.sedar.com. A request has been made to IRC for a list of its shareholders ("IRC Shareholders") and holders of Options ("IRC Option Holders") for purposes of disseminating the Offer. Within two business days of receipt of such lists, copies of the Offer and Circular and all other relevant materials will be mailed by the Offeror. The Offer is not being made in any jurisdiction where it would not be in compliance with applicable laws.

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010 (the "Expiry Time"), unless withdrawn or extended.

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IRC-T" and on the NYSE Amex Equities (the "AMEX") under the symbol "ROY". On December 4, 2009, the last trading day prior to the announcement of the Offeror's intention to make the Offer, the closing price of the Common Shares on the TSX was C$4.71. The Offer represents a premium of approximately 43% over the closing price of Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer and a premium of approximately 54% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the announcement by the Offeror of its intention to make the Offer.

The Offer is subject to certain conditions, including, without limitation (i) the Shareholder Rights Plan being waived, invalidated or cease traded, (ii) the Offeror (directly or through one or more affiliates) not having entered into an agreement with IRC that contemplates the acquisition, directly or indirectly, of 100% of the Common Shares (other than Common Shares owned or controlled by the Offeror or any of its affiliates) in a transaction required to be approved by Shareholders, (iii) IRC or any of its subsidiaries not having entered into, and not having announced any intention to enter into, any agreement in respect of any takeover bid (other than the Offer), merger, amalgamation, statutory arrangement, business combination or other similar transaction and (iv) the Offeror having determined that there shall not exist and shall not have occurred any change, condition, event, circumstance, development, occurrence or state of facts which, in the sole judgement of the Offeror, is or may be a Material Adverse Effect (as such term is defined in the Offer and Circular). These conditions and the other conditions of the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

The Offeror has engaged Computershare Investor Services Inc. to act as depositary (the "Depositary") and Kingsdale Shareholder Services Inc. to act as the information agent (the "Information Agent") under the Offer.

The Offer may be validly accepted by delivering to the Depositary at its offices listed in the letter of transmittal accompanying the Offer and Circular (the "Letter of Transmittal") so as to be received at or prior to the Expiry Time: (a) the certificate(s) representing the Common Shares in respect of which the Offer is being accepted; (b) the Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (c) all other documents required by the instructions set out in the Letter of Transmittal. The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Book-Entry Transfer". Alternatively, IRC Shareholders wishing to deposit such Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other documents required by the Letter of Transmittal cannot be delivered to the Depositary before the Expiry Time or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis may deposit such Common Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedures for Guaranteed Delivery". IRC Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares pursuant to the Offer.

If all the terms and conditions of the Offer have been complied with or waived by the Offeror at the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn, not later than ten days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the Common Shares are taken up and ten days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

The Offeror is making the Offer to acquire any and all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of this Offer upon the exercise, conversion, exchange or settlement of any securities of IRC (including outstanding Options, but excluding the SRP Rights) that are convertible into, exchangeable or exercisable for Common Shares. If Common Shares validly deposited under the Offer are taken up and paid for, the Offeror intends, subject to applicable law, to acquire, directly or indirectly, all outstanding Common Shares not deposited under the Offer by way of a compulsory acquisition in accordance with Part 17 of the Canada Business Corporations Act or a subsequent acquisition transaction, the terms of which will provide that each issued and outstanding Common Share will entitle its holder to receive the same consideration paid to IRC Shareholders under the Offer.

The Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or to otherwise vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Toronto, Ontario, Canada. The Offeror, after giving any such notice or communication, shall promptly issue and file a press release regarding such extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a notice of extension or variation in the required form in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Common Shares have not been taken up before the date of the extension or variation and all IRC Option Holders and shall provide a copy of the notice of extension or variation to the TSX and the AMEX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario, Canada. Notwithstanding anything to the contrary herein, the Offeror will not amend the Offer in a manner which would alter the withdrawal rights of the Shareholders or shorten the Offer Period.

Except as otherwise stated in Section 7 of the Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder: (a) at any time before the Common Shares have been taken up by the Offeror; (b) at any time before the expiration of ten days from the date upon which either: (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer) is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the applicable courts or securities regulatory authorities; or (c) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

The Offeror is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the "Offer Documents") (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of Common Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Common Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, BMO Nesbitt Burns Inc. or BMO Capital Markets Corp. or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The acceptance of the Offer and the receipt of payment for the Common Shares tendered under the Offer will be a taxable transaction for Canadian federal income tax purposes. An IRC Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer generally will realize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the IRC Shareholder of such Common Shares. Generally, IRC Shareholders who are non-residents of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act") will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute "taxable Canadian property" to such IRC Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty. The foregoing is a very brief summary of certain Canadian federal income tax considerations. IRC Shareholders are urged to consult their own tax advisors for advice regarding the particular income tax consequences to them of a sale of Common Shares pursuant to the Offer, a compulsory acquisition or a subsequent acquisition transaction.

A sale of Common Shares pursuant to the Offer by a U.S. Holder (as defined under Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations") will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder generally will be taxed in the same manner as with respect to any other sale or taxable disposition of Common Shares, including a sale on a stock or securities exchange. Because it is likely that IRC will be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the current taxable year ending December 31, 2009 and subsequent taxable years, a U.S. Holder's sale of Common Shares pursuant to the Offer will be subject to different U.S. federal income tax treatment depending on whether the U.S. Holder (i) has made or makes an election to treat IRC as a "qualified electing fund" ("QEF"), which is referred to as a QEF election, (ii) has made or makes a mark-to-market election with respect to the Common Shares, or (iii) has made or makes no election and therefore is subject to the default PFIC rules. The foregoing is a very brief summary of certain U.S. federal income tax considerations. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a compulsory acquisition or a subsequent acquisition transaction.

ANY DISCUSSION OF TAX ISSUES SET FORTH IN THIS DOCUMENT WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT. SUCH DISCUSSION WAS NOT INTENDED TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents. The Offer Documents contain important information and IRC Shareholders and IRC Option Holders should read each of the Offer Documents in their entirety before making any decision with respect to the Offer. Copies of the Offer Documents can be obtained without charge from the Depositary, the Information Agent, or BMO Nesbitt Burns Inc. or BMO Capital Markets Corp., as Dealer Managers. Questions and requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers.

The Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.
Exchange Tower
130 King Street West, Suite 2950 P.O. Box 156
Toronto, Ontario M5X 1C7
North American Toll Free Phone: 1-877-659-1818
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers
Call Collect: 416-867-2272
E-mail: contactus@kingsdaleshareholder.com	The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street East
Toronto, Ontario M5C 3H2
North American Toll Free Phone: 1-800-564-6253
Facsimile: 1-905-771-4082
Overseas: 1-514-982-7555
E-mail: corporateactions@computershare.com
The Dealer Manager in the United States for the Offer is: BMO Capital Markets Corp. 3 Times Square New York, New York 10036 USA	The Dealer Manager in Canada for the Offer is: BMO Nesbitt Burns Inc. 100 King Street West 1 First Canadian Place Toronto, ON M5X 1H3 Telephone: 866 246 7345 Facsimile: 416-359-4459

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
99.1.1	Press release, dated December 6, 2009 (incorporated by reference to the Schedule TO filed by Franco-Nevada Corporation with the Securities and Exchange Commission on December 7, 2009).
99.1.2	Press release, dated December 14, 2009.
99.2.1	Material Change Report of Franco-Nevada Corporation, dated December 7, 2009.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

        By signing this Schedule, Franco-Nevada Corporation and 7293275 Canada Inc. consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009
FRANCO-NEVADA CORPORATION
By:	/s/ Sharon Dowdall Name: Sharon Dowdall Title: Chief Legal Officer and Corporate Secretary
7293275 CANADA INC.
By:	/s/ Sharon Dowdall Name: Sharon Dowdall Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1.1	Press release, dated December 6, 2009 (incorporated by reference to the Schedule TO filed by Franco-Nevada Corporation with the Securities and Exchange Commission on December 7, 2009).
99.1.2	Press release, dated December 14, 2009.
99.2.1	Material Change Report of Franco-Nevada Corporation, dated December 7, 2009.